FINAL EXECUTION VERSION

SALE OF BUSINESS AGREEMENT

Between

ROYAL BAFOKENG RESOURCES PROPRIETARY LIMITED

and

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

PARTIES:

This Agreement is made between:

(1)	Royal Bafokeng Resources Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2002/013162/07 (Purchaser);

(2)	Maseve Investments 11 Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2008/018995/07 (Maseve); and

(3)	Platinum Group Metals (RSA) Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2000/025984/07 (PTM (RSA)).

WHEREAS:

A.	Maseve is private company in which PTM (RSA) holds 82.9% (eighty two point nine per cent) and Africa Wide holds the remaining 17.1% (seventeen point one per cent) of the issued shares.

B.	Maseve, among other things, carries on the business of:

a.	operating the Maseve platinum mine located on the Western Limb of the Bushveld Complex near Rustenburg, South Africa, which is currently under care and maintenance; and

b.	milling and processing, through the Concentrator Plant, run of mine and deposition of tailings arising therefrom and operation of the Tailings Storage Facility (the Plant Business).

C.

The Purchaser wishes to acquire from Maseve, and Maseve wishes to sell to the Purchaser, the Plant Business referred to in part (b) of paragraph B above, on the terms and subject to the Conditions contained in this Agreement (the Plant Transaction).

D.

Subject to and after the implementation of the Plant Transaction, RBPlat intends to acquire the PTM (RSA) Sale Equity from PTM (RSA) and the Africa Wide Sale Shares from Africa Wide, and PTM (RSA) intends to sell to RBPlat the PTM (RSA) Sale Equity and procure that Africa Wide disposes of the Africa Wide Sale Shares to RBPlat (the Share Transaction).

E.	The Parties are accordingly entering into this Agreement in order to record the terms upon which, and the Conditions subject to which, Maseve sells and the Purchaser purchases the Plant Business.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

For the purposes of this Agreement and the preamble above, unless the context requires otherwise:

1.1.1

Affiliate means, in relation to any Party, any person Controlled by that Party, or which Controls that Party, or which is Controlled by a person which also Controls that Party, in each case, directly or indirectly and from time to time;

1.1.2	Africa Wide means Africa Wide Mineral Prospecting and Exploration Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2002/011815/07;

1.1.3	Africa Wide Sale Shares means 4525 (four thousand five hundred and twenty five) ordinary no par value shares in the issued share capital of Maseve;

1.1.4	Aggregate Consideration means the aggregate of the Plant Consideration and the Equity Consideration, less the amount referred to in clause 1.1.44.3;

1.1.5	Agreement means this agreement and includes all its schedules, which shall form part of it;

1.1.6

Alternative Transaction means any: (i) sale or disposal of all or any part of the Business; (ii) direct or indirect acquisition of, or exclusive licence over, any assets owned by Maseve or used by Maseve in conducting its Business; (iii) merger, consolidation, scheme of arrangement, amalgamation or similar transaction involving Maseve; (iv) direct or indirect acquisition of any shares or voting equity interest in the share capital of Maseve; (v) issue or agreement to issue any equity interest in (or securities convertible into any equity interests in) Maseve; and (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Maseve, in each case where such transaction is to be entered into with any person or group of persons other than RBPlat, the Purchaser or any other member of RBPlat Group;

1.1.7	Announcement Date means 6 September 2017;

1.1.8	Bowmans means Bowman Gilfillan Incorporated (registration number 1998/021409/21), a law firm conducting business as such in South Africa;

1.1.9	Business means the business referred to in sub-paragraphs (a) and (b) of paragraph B of the preamble above, carried on by Maseve prior to the Closing Date;

1.1.10	Business Day means any day other than a Saturday, Sunday or official public holiday in South Africa;

1.1.11

Capitalisation Shares means such number of RBPlat Shares as RBPlat may, in its sole discretion, determine it needs to allot and issue in order to raise sufficient cash on hand to lend to the Purchaser in order for the Purchaser to pay for certain upgrades to the Concentrator Plant following the implementation of the Plant Transaction;

1.1.12	CDH means Cliffe Dekker Hofmeyr Incorporated (registration number 2008/018923/21), a law firm conducting business as such in South Africa;

1.1.13

Claim means any claims, actions, demands, proceedings, litigation, audit, citation, summons, subpoena or investigations of any nature (whether civil, criminal, administrative, regulatory or otherwise) which may be instituted, made, threatened, established or alleged against or otherwise involving a Party;

1.1.14	Closing Date means the Transfer Date or such other date as may be agreed in writing between the Parties;

1.1.15	Companies Act means the Companies Act, 71 of 2008;

1.1.16	Competition Act means the Competition Act, 89 of 1998;

1.1.17

Competition Authorities means the Competition Commission established pursuant to Chapter 4, Part A of the Competition Act, the Competition Tribunal Commission established pursuant to Chapter 4, Part B of the Competition Act or the Competition Appeal Court Commission established pursuant to Chapter 4, Part C of the Competition Act, as the case may be;

1.1.18	Concentrator Plant means the concentrator plant owned and used by Maseve in connection with the Plant Business, comprising all of the Plant Assets and all related infrastructure and equipment;

1.1.19	Conditions has the meaning ascribed to it in clause 3.1;

1.1.20

Consideration Shares means such number of RBPlat Shares as RBPlat may be required to allot and issue to PTM (RSA) and Africa Wide, respectively, in order to discharge the Equity Consideration, at a price equivalent to the 30 day volume weighted average share price of RBPlat Shares on the JSE, calculated on the market close on the day preceding the Announcement Date, being a total of 4 871 335 (four million eight hundred and seventy one thousand three hundred and thirty five) RBPlat Shares;

1.1.21	Contract means the lease agreement entered into between Maseve and Solid Base Trading 125 CC;

1.1.22	Control has the meaning given to it in section 2(2) of the Companies Act and "Controlling" and "Controlled" shall be construed accordingly;

1.1.23	Conveyancers means Bowmans;

1.1.24	CP Fulfilment Date means the date on which the last Condition is fulfilled, or waived, as the case may be;

1.1.25

Deposit means the amount of ZAR41,367,300.00 (forty one million three hundred and sixty seven thousand three hundred Rand) paid by RBPlat, on behalf of the Purchaser, into the Escrow Account on 9 October 2017;

1.1.26	Deeds Registry means the public office responsible for the registration, management and maintenance of the property registry of South Africa in the North West Province;

1.1.27	Disclosure Schedule means the disclosure schedule set out in Schedule 5;

1.1.28

Dispose means sell, transfer, assign, cede, make over, give, donate, exchange, dispose of, unbundle, distribute or otherwise alienate or agree to do an of the foregoing, and “Disposal” shall be construed accordingly

1.1.29	DMR means the South African Department of Mineral Resources;

1.1.30	Dollar or USD means Dollars of the United States of America;

1.1.31

Due Diligence Investigation means the legal, technical and financial due diligence investigation into the business and affairs of Maseve, conducted by the Purchaser, and its legal, technical and financial advisors and representatives, prior to entering into this Agreement and the Sale of Business Agreement, in relation to the information referred to in clause 18.1.3.2.2;

1.1.32	Employees means the employees employed by the Company and/or the Business as at the Signature Date;

1.1.33

Electricity Supply Agreement means an agreement to be entered into between Maseve and the Purchaser in terms whereof electricity will be supplied to the Plant Business under Maseve's existing electricity supply contract and the Purchaser will reimburse Maseve on a flow-through cost basis for all electricity consumed by the Plant Business;

1.1.34

Encumbrance means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, suretyship, cession in security, assignment, notarial bond, encumbrance, pledge, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

1.1.35	Environment means the environment as defined in section 1 of NEMA;

1.1.36

Environmental Approvals means licences, permits, authorisations, exemptions, permissions, directives, entitlements, consents and approvals issued by any Environmental Authority pursuant to any Environmental Laws (including environmental authorisations and environmental management programmes) with respect to the Business, including all amendments, variations, modifications or transfers from time to time;

1.1.37

Environmental Authority means any legal person or body of persons (including any Governmental Entity or court or tribunal) having jurisdiction to determine any matter arising under Environmental Laws and/or relating to the Environment;

1.1.38	Environmental Laws includes all:

1.1.38.1

common law duties and rules, national, provincial and municipal legislation (including regulations, government notices, and other subsidiary legislation); self-executing provisions of international agreements approved by the Parliament of South Africa, that are concerned with the protection or rehabilitation of the environment, the use of natural resources (including land), and the maintenance of an environment conducive to human health and well-being; and constitutional duties (including but not limited to the constitutional right to an environment that it not harmful to health or wellbeing); and

1.1.38.2	directives, orders or other instructions lawfully given by an organ of state or state functionary exercising powers under any provision referred to in clause 1.1.38.1;

1.1.39

Environmental Deposit Amount means an amount equivalent to the funds standing to the Maseve's credit in regard to the Lombard Guarantee on the date upon which such funds are repaid to Maseve as contemplated in clause 11.4 of the Scheme Implementation Agreement, being the amount lent by PTM (RSA), in its capacity as a third party lender, to Maseve, to enable Maseve to obtain the Lombard Guarantee;

1.1.40	Escrow Account has the meaning ascribed to it in the Escrow Agreement;

1.1.41	Escrow Agent means Rand Merchant Bank (a division of FirstRand Bank Limited) (registration number 1929/001225/06), acting as escrow agent in terms of the Escrow Agreement;

1.1.42	Escrow Agreement means the escrow agreement concluded between RBPlat, Maseve and the Escrow Agent in terms of which the retention and payment of the Deposit is regulated;

1.1.43	Eskom means Eskom Holdings State Owned Company (Registration No. 2002/015527/30), a limited liability public company incorporated under the laws of South Africa;

1.1.44	Equity Consideration means an amount equal to the ZAR Equivalent of USD12,000,000.00 (twelve million Dollars), which is to be allocated as follows:

1.1.44.1	the ZAR Equivalent of USD7,000,000.00 (seven million Dollars) to PTM (RSA) in respect of the PTM (RSA) Sale Claims;

1.1.44.2	the ZAR Equivalent of USD4,145,065.00 (four million one hundred and forty five thousand and sixty five Dollars) to PTM (RSA) in respect of the PTM (RSA) Sale Shares;

1.1.44.3	the ZAR Equivalent of USD854,935.00 (eight hundred and fifty four thousand nine hundred and thirty five Dollars) to Africa Wide in respect of the Africa Wide Sale Shares;

1.1.45

Governmental Approvals means, as applicable, licences, permits, authorisations, exemptions, permissions, directives, entitlements, rights, consents, clarifications, approvals, clearances, confirmations, waivers, exemptions and registrations from any Governmental Entity;

1.1.46

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), or any governmental department, or any agency, regulator, court, entity, commission, board, ministry, bureau, locality or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority or function;

1.1.47

Hazardous Substances means any wastes, pollutants, contaminants and any other natural, radioactive or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment;

1.1.48	Income Tax Act means the Income Tax Act, 58 of 1962;

1.1.49	Insolvency Act means the Insolvency Act, 24 of 1936;

1.1.50	IFRS means the International Financial Reporting Standards;

1.1.51

Interim Period means the period commencing on the Signature Date and expiring on the earlier of (i) the date on which the Scheme Implementation Agreement lapses or is otherwise terminated in accordance with its terms or (ii) the Second Closing Date (both dates inclusive), provided that if the Scheme Implementation Agreement lapses or terminates prior to the Closing Date, the Interim Period shall expire on the Closing Date;

1.1.52

JSE means the licensed securities exchange operated by the JSE Limited, a limited liability public company duly incorporated in South Africa under registration number 2005/022939/06, in accordance with the Financial Markets Act, 19 of 2012;

1.1.53

Law means any law (including all statutes and subordinated legislation), constitution, treaty, regulation, rule, ordinance, by-laws, principle of common law, order or decree of any Governmental Entity (including any judicial or administrative interpretation thereof) in force from time to time;

1.1.54	LMM means Liberty Metals and Mining Holdings LLC;

1.1.55	LMM Facility means the secured loan facility of USD40 million that has been drawn down by PTM under a credit agreement managed by LMM as agent for the various creditors from time to time thereunder;

1.1.56

Lombard Guarantee means the financial guarantee (guarantee number M-44935) for an amount of ZAR58,500,000.00 (fifty eight million five hundred thousand Rand) in respect of the rehabilitation of the Maseve mine, issued by Lombard Insurance Company Limited to the DMR on 27 November 2012;

1.1.57

Losses means all losses, liabilities (including contingent liabilities), costs (including legal costs on an attorney and own client basis and experts', advisers’ and consultants' reasonable fees and expenses), charges, expenses, claims, fees, fines, penalties, damages, demands, reasonable amounts paid in settlement, and Taxes, in each case excluding all indirect, special or consequential losses;

1.1.58

Maseve Mining Right means the mining right issued to Maseve on 15 May 2012 and registered with the Mineral and Petroleum Titles Registration Office under MPT No.: 111/2012, in relation to gold, silver, copper, chrome, nickel, cobalt and platinum group metals, in respect of the remaining extent of portion 1, remaining extent of portion 2, portion 8, remaining extent of portion 9, portion 12, remaining extent of portion 14 all of the Farm Elandsfontein 102 JQ; a portion of the remainder and portion 1 of the Farm Koedoesfontein 94JQ; remaining extent of portion 2, portion 7, 8, 13, 15, 16, 18, 19 and the remainder of the Farm Frischgewaagd 96 JQ; the remaining extent of portions 3, 4, 5, 6 and portion 8 all of the Farm Onderstepoort 98 JQ; and the portion of the remainder of the farm Mimosa 81 JQ, in the magisterial/administrative district of Mankwe/Rustenburg, North West, including the 15 May 2012 amendment of the right and all regulatory approvals associated therewith, including the EMP, the social and labour plan and mining work programme;

1.1.59

Material Adverse Effect means any event, circumstance, effect, Claim, occurrence or state of affairs or combination of them which, in the reasonable discretion of the Purchaser, has occurred or is reasonably likely to occur and which has, or is reasonably likely to (i) result in a material Claim against Maseve and/or (ii) have a material and adverse effect on: the business, operations, assets, properties, condition (financial or otherwise) or prospects of Maseve and/or the Business and/or the Proposed Transactions; or the Parties’ ability to perform their obligations and exercise their rights in terms of the Transaction Agreements and/or implement the Proposed Transactions in a timely manner;

1.1.60	Mineral and Petroleum Resources Royalty Act means the Mineral and Petroleum Resources Royalty Act, 28 of 2008;

1.1.61	Minister means the Minister of Mineral Resources, and includes any person to whom the Minister has delegated powers and functions in terms of section 103 of the MPRDA;

1.1.62	MOI means the memorandum of incorporation of Maseve, as amended from time to time;

1.1.63	MPRDA means the South African Minerals and Petroleum Resources Development Act, 28 of 2002;

1.1.64	Occupation Date means the date 2 Business Days after the CP Fulfilment Date;

1.1.65	Operative Provisions has the meaning ascribed to it in clause 2;

1.1.66	Parties means the Purchaser, Maseve and PTM (RSA), and “Party” means any one of them as the context may require;

1.1.67

Placement Shares means such number of RBPlat Shares as RBPlat may, in its sole discretion, determine it needs to allot and issue to investors for cash, in order raise sufficient cash on hand to lend to the Purchaser or subscribe for additional shares in the Purchaser so that the Purchaser can discharge the Plant Consideration;

1.1.68	Plant Assets means the equipment, inventories and other assets owned set out in Schedule 1;

1.1.69

Plant Business means the business referred to in sub-paragraph (b) of paragraph B of the preamble above, carried on by Maseve prior to the Closing Date, comprising the Sale Assets and Sale Liabilities;

1.1.70	Plant Consideration has the meaning ascribed to it in clause 8.1;

1.1.71	Plant Transaction has the meaning ascribed to it in paragraph C of the preamble above;

1.1.72	Plant Transaction Long Stop Date means 31 January 2018, as may be extended in accordance with clause 3.6;

1.1.73	Portion 2 Elandsfontein has the meaning ascribed to it in paragraph 1 of the Schedule 2;

1.1.74	Portion 7 Frischgewaagd has the meaning ascribed to it in paragraph 2 of the Schedule 2;

1.1.75	Portion 10 Frischgewaagd has the meaning ascribed to it in paragraph 3 of the Schedule 2;

1.1.76	Portion 14 Frischgewaagd has the meaning ascribed to it in paragraph 4 of the Schedule 2;

1.1.77	Portion 17 Frischgewaagd has the meaning ascribed to it in paragraph 5 of the Schedule 2;

1.1.78	Proposed Transactions means, collectively, the Plant Transaction and the Share Transaction;

1.1.79	PTM means Platinum Group Metals Limited, a company registered in accordance with the laws of South Africa under registration number BC0642278;

1.1.80	PTM Group means PTM and its Affiliates;

1.1.81	PTM (RSA) Sale Equity means, collectively, the PTM (RSA) Sale Shares and the PTM (RSA) Sale Claims;

1.1.82	PTM (RSA) Sale Shares means 21939 (twenty one thousand nine hundred and thirty nine) ordinary no par value shares in the issued share capital of Maseve;

1.1.83	PTM (RSA) Sale Claims means all of PTM (RSA)’s claims on loan account against Maseve as at the Second Closing Date, excluding the Environmental Deposit Amount;

1.1.84	RBPlat means Royal Bafokeng Platinum Limited, a company registered in accordance with the laws of South Africa under registration number 2008/015696/06, and listed on the JSE;

1.1.85

RBPlat StyldrifT Mining Right means the mining right issued to the Purchaser on 11 March 2008 and registered with the Mineral and Petroleum Titles Registration Office under MPT No.: 10/2011, in relation to platinum group metals, gold ore, silver ore, nickel ore, copper ore, cobolt and chrome ore, in respect of the Farm Styldrift 90 JQ, situated in the North West Provice, Magisterial/Administrative Districk of Bafokeng, measuring 4521.1375 hectares, including the EMP, the social and labour plan and mining work programme;

1.1.86	RBPlat Group means RBPlat and its Affiliates;

1.1.87	RBPlat Shares means ordinary shares in RBPlat;

1.1.88	Redpath means Redpath Mining South Africa Proprietary Limited, a private company with registration number 1994/005893/07;

1.1.89

Sale Assets means all of the immoveable properties and other assets and rights owned or held by Maseve and used primarily in or in connection with the Plant Business as at the Signature Date, which includes:

1.1.89.1	the Concentrator Plant and all associated equipment and infrastructure;

1.1.89.2	the Tailings Storage Facility and all minerals deposited on the Tailings Storage Facility;

1.1.89.3	any and all water and electricity use rights and allocations associated with the Concentrator Plant and/or the Tailings Storage Facility;

1.1.89.4	all rights and allocations under any and all Government Approvals which are associated with and/or required for operating the Plant Business, including any water use licence;

1.1.89.5	the Contract, and all benefits and rights of Maseve and any of its Affiliates (if applicable) under the Contract which shall transfer to the Purchaser;

1.1.89.6

the Sale Properties and all servitudes related thereto and all buildings, structures and other immovable property thereon, including without limitation, all chalets, staff living quarters, factory stores and offices situated on the Sale Properties and the Sundown Ranch hotel complex;

1.1.89.7	the Plant Assets;

1.1.89.8	all critical spare parts and equipment used in connection with the Plant Business;

1.1.89.9	all books, records, ledgers, files, documents, correspondence, lists, plans, studies, reports, and other printed or written materials, in each case relating to the Plant Business;

but specifically excludes:

1.1.89.9.1

unless otherwise agreed with Redpath in terms of the agreement referred to in clause 3.1.11, the 2 conveyor belts installed by Redpath, which shall remain the property of Maseve, and contractual obligations Maseve may have to Redpath in terms of the heads of terms entered into between the Company and Redpath on or about 10 January 2017 and/or the conveyor belt agreement entered into between the Company and Redpath on or about 29 Mary 2017; and

1.1.89.9.2	any equipment leased from Sandvik Credit South Africa Proprietary Limited and any contractual or other obligations Maseve may have to Sandvik or in relation to such equipment; and

1.1.89.9.3	the Senmin Reagents;

1.1.90	Sale Properties means all of the immovable properties owned by Maseve and used in or in connection with the Plant Business, being those listed in Schedule 2;

1.1.91	Senmin Reagents means the reagents used in the Concentrator Plant in terms of an agreement entered into between Senmin International Proprietary Limited and Maseve dated 5 August 2015;

1.1.92

Scheme Implementation Agreement means the relevant agreement to be concluded between RBPlat, Maseve and PTM (RSA) on or about the date of this Agreement regulating, inter alia, the manner in which a scheme of arrangement will be implemented in order to implement the Share Transaction;

1.1.93

Second Closing Date means the date on which legal ownership of the PTM (RSA) Sale Equity and the Africa Wide Sale Shares is transferred from PTM (RSA) and Africa Wide to RBPlat pursuant to the Share Transaction;

1.1.94

Section 11 Ministerial Consent means the consent of the Minister in terms of section 11 of the MPRDA for the transfer of control of the Maseve Mining Right from PTM (RSA) to RBPlat pursuant to the Share Transaction;

1.1.95	Share Transaction has the meaning ascribed to it in paragraph D of the preamble above;

1.1.96	Share Transaction Long Stop Date means the third anniversary of the date on which the Competition Authorities approve, in writing, the implementation of the Proposed Transactions;

1.1.97	Shareholders Agreement means the shareholders agreement concluded between PTM (RSA), Africa Wide and Maseve on 24 April 2009;

1.1.98	Signature Date means the date on which this Agreement is signed by the Party signing last in time;

1.1.99	South Africa means the Republic of South Africa;

1.1.100	Sprott means Sprott Resource Lending Partnership;

1.1.101	Sprott Facility means senior secured loan facility of USD40 million that has been drawn down by PTM from a syndicate of lenders led by Sprott;

1.1.102

Sub-contractor Agreement means an agreement to be concluded between PTM (RSA) and the Purchaser, on the terms contemplated in paragraph 14 of the Term Sheet, in terms of which PTM (RSA) shall appoint the Purchaser as a sub-contractor, in accordance with the provisions of the management agreement concluded between PTM (RSA), Maseve and Africa Wide on or about 18 April 2012, to assist with (amongst other things) the activities and operations taking place at the Maseve mine (which is currently in care and maintenance) in consideration for a fee to be determined by the parties thereto;

1.1.103	Suspended Provisions has the meaning ascribed to it in clause 3;

1.1.104

Tailings Storage Facility means the tailings storage facility (including the tailings dam) situated on: (i) Portion 7 (a Portion of Portion 2) of the Farm Frischgewaagd 96 JQ, measuring 157,4103 (one hundred and fifty seven comma four one zero three) Hectares; (ii) Remaining Extent of Portion 10 (a portion of Portion 4) of the Farm Frischgewaagd 96 JQ, measuring 216,2703 (two hundred and sixteen comma two seven zero three) Hectares; (iii) Portion 14 of the Farm Frischgewaagd 96 JQ, measuring 149,5992 (one hundred and forty nine comma five nine nine two) Hectares; (iv) and Portion 17 (a Portion of Portion 10) of the Farm Frischgewaagd 96 JQ, measuring 215,1301 (two hundred and fifteen comma one three zero one) Hectares, and all related infrastructure and equipment as at the Closing Date including the pipeline connecting the Concentrator Plant and the Tailings Storage Facility;

1.1.105

Tax means all income tax, capital gains tax, dividends tax, mineral royalties tax, securities transfer tax, PAYE, donations tax, customs duty, levies, assessments, deductions, charges and withholdings whatsoever in terms of any South African tax legislation; and the terms "Taxes" and "Taxation" and other cognate terms shall have corresponding meanings;

1.1.106	Tax Deduction means a deduction or withholding for or on account of Tax from a payment under this Agreement;

1.1.107

Term Sheet means the term sheet entered into between RBPlat and PTM (RSA) on 6 September 2017 which set out an outline of the preliminary terms and conditions upon which RBPlat and PTM (RSA) intended to enter into the Proposed Transactions;

1.1.108	Transaction Agreements means this Agreement and the Scheme Implementation Agreement;

1.1.109	Transfer shall mean the registration of transfer in the relevant Deeds Registry of the Sale Properties, or any one of them, in the name of the Purchaser;

1.1.110	Transfer Date shall be the date of Transfer of all the Sale Properties;

1.1.111

Transferable Permits means all Plant Business-related permits which are (in accordance with their terms or otherwise at Law) capable of transfer to the Purchaser, including where such transfer (in order to be effective) requires the consent or permission of, or notification to, any Governmental Entity or requires an amendment to be made or granted by a Governmental Entity;

1.1.112	Transitional Period means the period commencing on the Closing Date and expiring on the earlier of the completion of the Share Transaction or the date 7 (seven) years after the Closing Date;

1.1.113	VAT Act means the Value Added Tax Act, 89 of 1991;

1.1.114

Water Supply Agreement means an agreement to be entered into between Maseve and the Purchaser in terms whereof water will be supplied to the Plant Business under Maseve's existing water allocation from the Magalies Water Board and the Purchaser will reimburse Maseve on a flow-through cost basis for all water consumed by the Plant Business;

1.1.115

Warranty Claim means any Claim made by the Purchaser against PTM (RSA) in terms of Clause 16 in relation to a breach by PTM (RSA) of the warranties given by PTM (RSA) in terms of Clause 16 and Schedule 4;

1.1.116	ZAR means South African Rand, the official currency of South Africa; and

1.1.117	ZAR Equivalent means, in respect of the:

1.1.117.1

Plant Consideration (including the Deposit), the USD/ZAR exchange rate as published by the South African Reserve Bank on its website (https://www.resbank.co.za/Pages/default.aspx) on the date of payment thereof;

1.1.117.2	Equity Consideration, the USD / ZAR exchange rate as advised by Merrill Lynch South Africa at 17h00 on the Business Day preceding the Announcement Date, being an amount of ZAR12.8833,

net of any currency conversion fees (if any), which fees shall be borne by the Purchaser in respect of the Plant Consideration.

1.2	General Interpretation

For the purposes of this Agreement, the following rules of construction shall apply, unless the context requires otherwise:

1.2.1	a reference to any one gender, whether masculine, feminine or neuter, includes the other two;

1.2.2	any reference to a person includes any individual, body corporate, unincorporated association or other entity recognised under any law as having a separate legal existence or personality;

1.2.3

any word or expression defined in, and for the purposes of, this Agreement shall if expressed in the singular include the plural and vice versa, and a cognate word or expression shall have a corresponding meaning;

1.2.4

references to a statutory provision include any subordinate legislation made from time to time under that provision and references to a statute or statutory provision include that statute or statutory provision as from time to time modified or re-enacted as far as such modification or re- enactment applies, or is capable of applying, to this Agreement or any transaction entered into in accordance with this Agreement;

1.2.5	references in this Agreement to “clauses” and “Schedules”, are to clauses of, and Schedules to, this Agreement;

1.2.6	words and expressions defined in the Companies Act which are not defined in this Agreement shall have the same meanings in this Agreement as those ascribed to them in the Companies Act;

1.2.7

any reference in this Agreement to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or that other agreement, document or instrument as amended, varied, novated or substituted from time to time;

1.2.8

any word and expression defined in any clause shall, unless the application of the word or expression is specifically limited to the clause in question, bear the meaning ascribed to the word or expression throughout this Agreement; and

1.2.9

unless otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a Business Day, the next succeeding Business Day.

1.3	Specific Rules of Interpretation

1.3.1

The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.3.2

The terms of this Agreement have been negotiated and shall not be interpreted or construed to the disadvantage of a Party because that Party was responsible for or participated in the preparation of this Agreement (or any part of it) and the contra proferentem rule shall not be applied in the interpretation of this Agreement.

1.4	Headings and Sub-headings

All the headings and sub-headings in this Agreement are for convenience only and are not to be taken into account for the purposes of interpreting it.

2.	PROVISIONS WHICH TAKE IMMEDIATE EFFECT

The provisions of this clause 2 and clauses 1, 3, 4, 5, 6, and 14 to 25 (both inclusive) shall take effect and become operative immediately upon the Signature Date (the Operative Provisions).

3.	SUSPENSIVE CONDITIONS

3.1

All the provisions of this Agreement, excluding the Operative Provisions (such provisions, the Suspended Provisions), shall be subject to the fulfilment or, where applicable, waiver of the following suspensive conditions (the Conditions), on or before the Plant Transaction Longstop Date:

3.1.1	the shareholders of RBPlat having approved the allotment and issue of the Capitalisation Shares, the Placement Shares and the Consideration Shares;

3.1.2	PTM, in its capacity as the sole shareholder of PTM (RSA), having approved the Proposed Transactions;

3.1.3	Sprott, LMM and any other major lender(s)/creditor(s) of PTM have provided their written consent to the Proposed Transactions in a form and on terms acceptable to the Purchaser, acting reasonably;

3.1.4

the board of Maseve having passed all such resolutions as may be required to validly approve the entry into and implementation of the Plant Transaction in accordance with the provisions of the MOI as read with the Companies Act, to the reasonable satisfaction of the Purchaser;

3.1.5	either:

3.1.5.1

the shareholder and board of Africa Wide having approved the Share Transaction and Africa Wide having entered into a share purchase agreement with RBPlat in terms of which it irrevocably agrees to sell the Africa Wide Sale Shares to RBPlat substantially on the terms proposed in the Term Sheet, and such share purchase agreement has become unconditional in accordance with its terms (save for any condition relating to the coming into force and effect of this Agreement); or

3.1.5.2

Africa Wide being obliged and deemed, in terms of the provisions of the MOI, to have accepted the offer by RBPlat to purchase the Africa Wide Sale Equity from Africa Wide as part of the Share Transaction, substantially on the terms proposed in the Term Sheet; or

3.1.5.3

the board of directors of Maseve, upon receipt of a written request to do so from the Purchaser, having convened a meeting of shareholders of Maseve to consider a proposal to implement a scheme of arrangement in terms of section 114 of the Companies Act in terms of which PTM (RSA) and Africa Wide shall sell the PTM (RSA) Sale Equity and the Africa Wide Sale Shares to RBPlat substantially on the terms proposed in the Term Sheet (the Scheme) with the majority support of the board of directors of Maseve, and the Maseve shareholders have approved the Scheme and either:

3.1.5.3.1	no appraisal rights having been exercised by any shareholder of Maseve; or

3.1.5.3.2

if any of the Maseve shareholders voted against the resolution to approve the Scheme, such resolution not requiring court approval in terms of Section 115(3) of the Companies Act and or if court approval is required in terms of Section 115(3) of the Companies Act Maseve not electing to treat the resolution as a nullity under section 115(5)(b) of the Companies Act, and such court approval being obtained;

3.1.6

the Scheme Implementation Agreement between the RBPlat, Maseve and PTM (RSA), giving effect to the Share Transaction, on the terms proposed in the Term Sheet, has been duly executed by the parties thereto;

3.1.7

the Sub-contractor Agreement has been duly executed by the parties thereto and has become unconditional in accordance with its terms (save for any condition relating to the coming into force and effect of this Agreement);

3.1.8

the Electricity Supply Agreement and Water Supply Agreements have been duly executed and has become unconditional in accordance with their terms (save for any condition relating to the coming into force and effect of this Agreement, and Eskom having consented to the provision of electricity to RBP in terms of the Electricity Supply Agreement, to the extent required;

3.1.9

the relevant Competition Authorities have approved, in writing, the implementation of the Proposed Transactions either unconditionally or subject to such conditions as the relevant parties to whom such conditions apply may agree in writing are acceptable to them;

3.1.10

the Purchaser and Tailings Technology Proprietary Limited entering into new agreements to regulate the terms on which Tailings Technology will provide care and maintenance services in respect of the Concentrator Plant [and with Senmin International Proprietary Limited (Senmin) to regulate the terms on which Senmin will provide the Senmin Reagents]; and

3.1.11

Maseve, PTM (RSA) and Redpath entering into a settlement agreement on terms reasonably acceptable to the Purchaser and PTM (RSA) in terms of which the all agreements between Maseve and Redpath are terminated and there is full and final settlement of all amounts owed by Maseve to Redpath.

3.2

The Parties shall use their respective reasonable endeavours and co-operate in good faith and do everything reasonably required of it, including the furnishing of all such information as may be so required, to procure the fulfilment of the Conditions, to the extent that it is within their power to do so, as expeditiously as reasonably possible; provided that if any Party designates that any information to be provided in terms of this clause 3.2 or clause 4 is confidential or otherwise proprietary to such Party or any of its Affiliates, such information may be disclosed to the other Parties’ attorneys but may not be shared by such attorneys with the other Parties themselves. Without limiting anything in this clause 3.2, the Parties undertake to use their respective reasonable endeavours to obtain, as soon as practicable following the Signature Date, all regulatory inputs, guidance, consents, approvals or authorisations that may be required in connection with the implementation of the transactions contemplated in this Agreement.

3.3	The Condition contained in clause 3.1.9 is regulatory in nature and may not be waived.

3.4

The Conditions set out in clause 3.1.1, 3.1.5.3.1, 3.1.5.3.2, 3.1.8, 3.1.10 and 3.1.11, have been inserted for the benefit of the Purchaser, which will be entitled unilaterally to waive fulfilment of same, by written notice to Maseve and PTM (RSA) prior to the expiry of the relevant time periods set out in clause 3.1, respectively, for fulfilment of the relevant Condition (or such extended time period as may be agreed in writing between Parties, subject to the provision of clause 3.6).

3.5

The Conditions set out in clauses 3.1.3, 3.1.4, 3.1.5, 3.1.6 and 3.1.7 have been inserted for the benefit of the PTM (RSA) and the Purchaser, which will be entitled to waive such Conditions by agreement in writing prior to the Plant Transaction Long Stop Date

3.6

Notwithstanding anything to the contrary in this Agreement the Parties agree that the Plant Transaction Long Stop Date can be extended at any time prior to the lapsing thereof by the Parties expressly agreeing to any extension of the Plant Transaction Long Stop Date in writing (on one or more occasions) prior to the lapsing thereof, to such later date/s as the Parties agree.

3.7

On the CP Fulfilment Date, all of the provisions of this Agreement (other than the Operative Provisions which shall take effect as at the Signature Date in terms of clause 2) shall take effect and become operative.

3.8

Unless each of the Conditions has been fulfilled or waived by not later than the relevant date for fulfilment thereof set out in clause 3.1 (or such later date or dates as may be agreed in writing between the Parties on or before the aforesaid date or dates), (i) the provisions of this Agreement (save for the provisions of this clause 3 and clauses 1, 2, 6, and 21 to 25 (both inclusive) which will remain of full force and effect and binding on the Parties) will never, except to the extent provided in clause 2, become of any force or effect, (ii) this Agreement, other than the provisions referred to in (i), shall terminate (with each Party being relieved of its duties and obligations arising in terms of this Agreement from and after the relevant date, other than in terms of the Operative Provisions), (iii) the status quo ante will be restored by the Parties as near as may be possible and (iv) none of the Parties will have any claim against any other in terms hereof or arising from the failure of the Conditions, save for any claims arising from a breach of any of the Operative Provisions.

3.9

It is agreed that the Parties shall at all times permit the other to review and comment on any written submissions, applications and documents to be made to any regulatory authority, and the Purchaser or Maseve, as the case may be, shall be obliged to incorporate any reasonable comments provided by the other Party prior to the relevant submission, application or document being filed with any regulatory authority.

4.	MERGER NOTIFICATION TO COMPETITION AUTHORITIES

4.1	It is recorded that:

4.1.1

the Proposed Transactions will result in an acquisition of control as contemplated by Chapter 3 of the Competition Act, which requires the approval of the relevant Competition Authorities prior to the Proposed Transactions being implemented;

4.1.2

the Parties have jointly instructed Bowmans (acting on behalf of the Purchaser and RBPlat) and CDH (acting on behalf of Maseve and PTM (RSA)), for the purpose of preparing (with Bowmans being responsible for the drafting) all submissions, applications and documents which are required to be furnished to the relevant Competition Authorities in order to obtain the approval for the Proposed Transactions, as contemplated in clause 4.1 and for the purpose of the presentation, argument and prosecution of any such application. In this regard, the Parties shall co-operate with each other and timeously provide the aforesaid advisors with all documents and information as the advisors may reasonably require; and

4.1.3	the merger filing was submitted to the relevant Competition Authorities on 13 October 2017.

4.2

Each Party agrees, and shall procure, that no other submissions, applications or documents which are required to be furnished to the relevant Competition Authorities in connection with the merger filing will be submitted to the relevant Competition Authorities without the other Parties first having approved of such submission, application or document (as applicable), in writing, which approval shall not be unreasonably withheld or delayed. Any approaches to, liaison with, or documents filed with, the Competition Authorities shall, to the extent permitted by Law, take place or be submitted or filed, as the case may be, only after consultation between the Parties, in a coordinated fashion and, as far as reasonably practicable, on a joint basis.

4.3

Each Party shall ensure that the other Parties are promptly provided with copies of any and all notices and correspondence received from the Competition Authorities which relate to the Proposed Transactions.

4.4	Each of the Parties will:

4.4.1	sign all documents and expeditiously provide all necessary information upon being required to do so;

4.4.2	use its reasonable endeavours and shall take all such steps and render all such assistance as may be reasonably necessary from a process point of view; and

4.4.3	do everything reasonably required by the relevant Competition Authorities from a process point of view.

4.5

If the Competition Tribunal prohibits the implementation of the merger or approves the implementation of the merger subject to a condition or conditions, no Party shall be entitled to appeal and/or review the Competition Tribunal’s decision to the Competition Appeal Court unless all of the Parties agree in writing prior thereto within the time period set out in clause 4.6. In the event of such agreement within such time period, any of the Parties may appeal and/or review the Competition Tribunal’s decision to the Competition Appeal Court. Each Party shall bear its own costs for any appeal or review proceedings against a decision of any Competition Authority.

4.6

In the event that the Parties are unable to agree in writing to appeal and/or review the Competition Tribunal’s decision to the Competition Appeal Court within 10 (ten) Business Days of a written request by either of them to reach such agreement and the Party affected by a condition imposed by the Competition Authorities does not (as contemplated in clause 3.1.9) accept such condition then the Condition Precedent referred to in clause 3.1.9 will fail.

4.7

The merger filing fee payable to the Competition Authorities in connection with the submission of the merger notification to the Competition Authorities shall be borne by RBPlat and PTM (RSA) in equal shares.

5.	SECTION 34 NOTICES

5.1

The Purchaser and Maseve hereby agree that notice of the sale of the Plant Business contemplated in this Agreement will not be published in terms section 34 of the Insolvency Act. In consideration for the Purchaser agreeing to this, PTM (RSA) hereby indemnifies the Purchaser and holds it harmless against any loss or damage of whatsoever nature which may be sustained or incurred by the Purchaser as a result of the provisions of section 34 of the Insolvency Act being invoked by any creditor of Maseve.

5.2	PTM (RSA) hereby, in addition to any other warranties given by PTM (RSA) under this Agreement, warrants in favour of the Purchaser that:

5.2.1	as at the Signature Date, no person has instituted any proceedings of whatsoever nature against Maseve as contemplated in section 34(3) of the Insolvency Act; and

5.2.2

as at the Signature Date, no such proceedings are proposed to be instituted against Maseve during the Interim Period and, if any such proceedings are instituted during the Interim Period, they will not be in respect of any valid or legitimate claim.

5.3

Maseve undertakes, in the event that proceedings contemplated in clause 5.2.2 are instituted against Maseve during the Interim Period, as soon as reasonably practicable to furnish the Purchaser with written details of:

5.3.1	the name of the party instituting such proceedings (Claimant);

5.3.2	the nature and basis of the Claimant's claim;

5.3.3	the name, address and telephone number of the Claimant's attorney;

5.3.4	the case number applicable to the proceedings; and

5.3.5	copies of any and all court and other papers served on Maseve in respect of such claim and/or in terms of which such claim has been instituted,

together with any other information or further documents reasonably requested by the Purchaser (which other information and/or documents will be furnished by Maseve as soon as reasonably practicable after same are requested by the Purchaser).

5.4

If any proceedings contemplated in section 34(3) of the Insolvency Act are instituted against Maseve before or after the Closing Date, then Maseve hereby agrees and undertakes to: (i) discharge the claim(s) made against it in those proceedings; or (ii) if Maseve wishes to defend those proceedings, it shall make such arrangements as may be reasonably required by the Purchaser in all the circumstances to secure the payment of the claim(s) in question, in either case so as to ensure that this Agreement shall not become void against the claimant(s) in those proceedings.

5.5

Upon becoming aware, at any time up to the Closing Date, of any proceedings contemplated in section 34(3) of the Insolvency Act having been instituted against Maseve during the Interim Period, the Purchaser shall be entitled (but not obliged) on giving 5 (five) Business Days’ written notice to Maseve of its intention to do so, to settle the claim of the Claimant in full (and to recover the amount paid in this regard on demand from PTM (RSA) and/or to reduce the amounts payable by the Purchaser to Maseve under clause 8 by an amount equal to the amount so paid) after the lapse of such 5 (five) Business Day period (the Cure Period) (provided that any such settlement can only occur prior to the Closing Date), unless Maseve during such Cure Period provides the Purchaser with (i) reasonable proof that the proceedings in question have been withdrawn or (ii) a written undertaking from the Claimant to the effect that the Claimant waives any rights it might otherwise have pursuant to section 34(3) of the Insolvency Act in respect of the Plant Business, provided that, for the purposes of this clause 5, if the Cure Period extends to or beyond the Closing Date, the Cure Period shall be deemed to have expired on the Business Day immediately prior to the Closing Date or (iii) Maseve gives notice that it intends to defend the proceedings as contemplated in clause 5.4(ii) .

6.	DEPOSIT

6.1	It is recorded that the Deposit was paid by RBPlat, on behalf of the Purchaser into the Escrow Account held by the Escrow Agent on 9 October 2017.

6.2

The Purchaser shall procure that Escrow Agent transfers the Deposit from the Escrow Account to Maseve, to be utilised in part payment of the Plant Consideration, on the later of the date on which the Conditions set out in clauses 3.1.4, 3.1.5 and 3.1.9 are fulfilled.

6.3	In the event that the Deposit is transferred from the escrow account to Maseve as contemplated in clause 6.2, and:

6.3.1

the Plant Transaction is not capable of being implemented and/or is terminated or for any reason whatsoever, then Maseve shall forthwith repay the Deposit, in cash, into the bank account nominated in writing by the Purchaser; or

6.3.2

ownership of the Sale Assets is transferred from Maseve to the Purchaser in terms of this Agreement, then the Deposit shall become non-refundable and constitute payment by the Purchaser to Maseve of a portion of the Plant Consideration immediately after ownership of the Sale Assets is transferred from Maseve to the Purchaser.

6.4

Maseve and the Purchaser hereby irrevocably and unconditionally agree that the Deposit shall be held, applied, discharged and/or released by the Escrow Agent in accordance with clause 6.2 of this Agreement and the Escrow Agreement.

6.5

Maseve and the Purchaser agree that the costs incurred in connection with: (i) the appointment of the Escrow Agent; (ii) the establishment of the Escrow Account; and (iii) the fees payable to the Escrow Agent in connection with the administration and management of the Deposit in terms of the Escrow Agreement, shall be borne and shared between them on an equal basis.

7.	SALE

7.1

Subject to the fulfilment or waiver of the Conditions, Maseve hereby sells to the Purchaser, and the Purchaser hereby purchases from Maseve, upon the terms of this Agreement, the Plant Business free of any and all Encumbrances (other than the Maseve Mining Right), on the Closing Date. Such sale encompasses the acquisition by the Purchaser of all the Sale Assets.

7.2

Notwithstanding anything to the contrary anywhere else in this Agreement, the Purchaser shall not purchase or assume any assets other than the Sale Assets nor shall it assume or acquire any liabilities of Maseve, or the Plant Business. All assets other than the Sale Assets and all liabilities shall be excluded from this Agreement and retained by Maseve.

8.	PURCHASE PRICE

8.1

The aggregate purchase price payable by the Purchaser for the Plant Business shall be an amount equal to the ZAR Equivalent of USD58 000 000,00 (fifty eight million Dollars) (the Plant Consideration) in respect of the Sale Assets.

8.2	The Plant Consideration shall be allocated in accordance with the principles set out in Schedule 3.

9.	PAYMENT OF THE PURCHASE PRICE

9.1

Subject to the provisions of clause 9.2 and the performance by Maseve of its obligations under clause 11, the Plant Consideration payable by the Purchaser to Maseve shall be discharged by the Purchaser by the:

9.1.1	payment of the Deposit as contemplated in clause 6.3.2; and

9.1.2

payment of amount equal to the ZAR Equivalent of the Plant Consideration after deducting an amount equal to the ZAR Equivalent of the Deposit, which amount shall be paid in ZAR by electronic funds transfer, free of any deductions or set-off whatsoever, into a ZAR denominated bank account held by Maseve in South Africa with a South African registered bank, such bank account to be nominated in writing by Maseve no later than 5 (five) Business Days prior to the Closing Date.

9.2

The Plant Consideration payable by the Purchaser to Maseve shall be paid by the Purchaser on the Closing Date against Transfer of the Sale Properties (including the Concentrator Plant and the Tailings Dam) by Maseve to the Purchaser and delivery of the other Sale Assets in accordance with the provisions of clause 11. The Parties hereby agree, that upon written notification from the Conveyancers that the registration of the Transfer of the Sale Properties is imminent, the Purchaser shall, prior to the Conveyancers effecting Transfer, pay the amount referred to in clause 9.1.2 into the trust account of the Conveyancers to be held in trust pending Transfer of the Sale Properties, and to be paid across to Maseve on the Closing Date against Transfer. If:

9.2.1

the amount paid to the Conveyancers is, when combined with the amount referred to 9.1.1, is less than the ZAR Equivalent of the Plant Consideration as at the Closing Date as if the Plant Consideration had been paid in full on that date, the Purchaser shall pay the difference (in ZAR) to Maseve, within 10 (ten) Business Days of the Closing Date.

9.2.2

if the amount paid to the Conveyancers is, when combined with the amount referred to 9.1.1, is more than the ZAR Equivalent of the Plant Consideration as at the Closing Date as if the Plant Consideration had been paid in full on that date, Maseve shall refund the difference (in ZAR) to the Purchaser, within 10 (ten) Business Days of the Closing Date.

9.3

Maseve shall utilise the Plant Consideration in part settlement of PTM (RSA)’s shareholder loan account in Maseve. PTM (RSA) shall in turn utilise the Plant Consideration that it receives from Maseve in part settlement of PTM’s shareholder loan account in PTM (RSA), and PTM (RSA) shall procure that PTM shall utilise the Plant Consideration that it receives from PTM (RSA) to immediately settle the Sprott Facility in full, with the balance remaining after settlement of the Sprott Facility being paid to LMM in reduction of the LMM Facility

10.	VALUE ADDED TAX

10.1

The Plant Consideration shall be exclusive of value added tax and to the extent that value added tax is payable in respect of the sale of the Plant Business at a rate exceeding 0% (zero percent), the Purchaser shall pay such value added tax against receipt of a value added tax invoice which is compliant with the VAT Act.

10.2	Maseve warrants to the Purchaser that it is, and on the Closing Date will still be, registered as a vendor in terms of the VAT Act for the Plant Business.

10.3	The Purchaser warrants to Maseve that it is, and will, on the Closing Date, be registered as a vendor in terms of the VAT Act.

11.	DELIVERY AND IMPLEMENTATION

11.1	Contract

11.1.1

On the Closing Date, Maseve hereby cedes and delegates (with effect from the Closing Date) to the Purchaser all of its rights, title and interests in and to and all prospective obligations in respect of the Contract, and the Purchaser hereby accepts such cession and delegation, subject to the lessee under the Contract, Solid Base Trading CC (the Lessee) consenting thereto.

11.1.2

Maseve undertakes to procure, as soon as reasonably practicable following the Signature Date, the assignment of the Contract and the Lessee’s written consent thereto, and the related cession and delegation of rights, title, interests and obligations, to the Purchaser as aforesaid with effect on and from the Closing Date.

11.1.3	To the extent that the Lessee does not consent to such assignment, cession and delegation and/or to the extent the Contract relates to properties which are not Sale Properties, then:

11.1.3.1

the Purchaser shall be entitled as between it and Maseve to the benefit of and shall bear the risk of the Contract from the Closing Date and Maseve shall bear the risk and be entitled to the benefit of the Contract prior to the Closing Date. In particular, but without limiting the foregoing, if the Lessee does not perform their obligations under the Contracts, Maseve shall take all such reasonable steps, at the cost of the Purchaser, as shall be available to enforce such obligations;

11.1.3.2

Maseve shall exercise all its rights under the Contract for the benefit and at the direction of the Purchaser and Maseve shall collect and pay to the Purchaser promptly all amounts due to be paid to Maseve under or in respect of that Contract, including any advances ordinarily due after the Closing Date but received by Maseve prior to the Closing Date;

11.1.3.3	Maseve shall be obliged, at its cost, to discharge on the respective due dates therefor any obligations under the Contract in respect of the period prior to the Closing Date;

11.1.3.4	the Purchaser shall be obliged, at its cost, but in Maseve's name to discharge on the respective due dates therefor Maseve's obligations under the Contract after the Closing Date;

11.1.3.5	the Parties hereby indemnify each other against any Loss which may arise as a result of the other of them failing to comply with their obligations under this clause 11.1.1,

provided that, if the terms of any Contract do not permit the provisions of clause 11.1.1 to be carried into effect, the Purchaser and Maseve shall co-operate with each other in good faith to enable the object of this clause 11.1.1 to be achieved in relation to such Contract insofar as it is possible to do so lawfully;

11.2	Assets

In relation to the Sale Assets:

11.2.1

Maseve shall deliver to the Purchaser the Sale Assets on the Closing Date by such mode of actual or constructive delivery as shall be appropriate in the circumstances, with the intent that legal title to all such Sale Assets shall pass by and upon such mode of delivery. Maseve shall sign and execute, promptly upon receiving a written request from the Purchaser, all documents as may be reasonably required to procure the delivery and transfer, and to the extent necessary or possible, the registration of the transfer, of the Sale Assets into the name of the Purchaser;

11.2.2

Maseve shall transfer to the Purchaser all of its rights, title and interest in and to all the Transferable Permits on the Closing Date, in each case subject to (and limited by) applicable Law and the terms of the Transferable Permit and of any requisite consent or permission of any Governmental Entity in respect thereof and shall similarly in so far as any Governmental Approvals or rights thereunder utilized in the Plant Business are nor transferable shall of provide all information to the Purchaser necessary for the Purchaser to seek an equivalent Governmental Approvals and shall consent to the issue of an equivalent Governmental Approval to the Purchaser

11.2.3	in respect of the Sale Properties, the provisions of clause 11.5 below shall apply;

11.2.4

shall place the Purchaser in possession of the originals of all books, documents (including the Contracts and records to the extent that it is in possession of same (irrespective of the medium in which such records are stored) which relate to the Plant Business; provided that to the extent that Maseve is required by law to retain any such original, Maseve shall instead be entitled to deliver a true and accurate copy thereof, and to the extent that any such records are kept on computer hardware which is not included within the Plant Business, Maseve shall instead be required to deliver electronic copies thereof (in a format acceptable to the Purchaser, acting reasonably) or allow reasonable access to such computer hardware in order to enable the Purchaser to make electronic copies thereof; and

11.3

If, after the Closing Date, any person makes any payment to: (i) Maseve and if the payment is in respect of any amount due to the Purchaser in terms of this Agreement, Maseve shall, as soon as reasonably possible thereafter, notify the Purchaser thereof and transfer an amount equal to such payment into a bank account to be nominated by the Purchaser in writing; or (ii) the Purchaser and if the payment is in respect of any amount due to Maseve in terms of this Agreement, then the Purchaser shall, as soon as reasonably possible thereafter, notify Maseve thereof and transfer an amount equal to such payment into a bank account to be nominated by Maseve in writing.

11.4

If, after the Closing Date: (i) Maseve makes a payment to any third party in respect of any amount due by the Purchaser in terms of this Agreement, the Purchaser shall, as soon as reasonably possible after becoming aware of such payment, transfer an amount equal to such payment into a bank account to be nominated by Maseve in writing; or (ii) the Purchaser makes a payment to any third party in respect of any amount due by Maseve in terms of this Agreement, Maseve shall, as soon as reasonably possible after becoming aware of such payment, transfer an amount equal to such payment into a bank account to be nominated by the Purchaser in writing.

11.5	Sale Properties

11.5.1

Occupation and possession of the Sale Properties will be provided to the Purchaser on the Occupation Date. From the Occupation Date until the Transfer Date (both dates inclusive), the Purchaser shall and subject to clause 11.5.8, free of cost, have full and unfettered rights, subject to the terms and conditions set out in this clause 11.5, to use and occupy the Sale Properties (including the Concentrator Plant and the Tailings Dam) for the Plant Business.

11.5.2

It is the intention of Maseve and the Purchaser that the Transfer takes place as soon as reasonably possible after the CP Fulfilment Date. To give effect to this intention, Maseve and the Purchaser agree that the Conveyancer is hereby authorised on behalf of Maseve and the Purchaser to and shall during the Interim Period:

11.5.2.1

take all steps as may be necessary to apply to the rates department of the relevant Governmental Entity for rates clearance figures in respect of each of the Sale Properties (Rates Clearance Figures); and

11.5.2.2	prepare all documents necessary for lodgement of the Transfers in the relevant Deeds Registry as soon as reasonably possible after the CP Fulfilment Date.

11.5.3

Maseve and the Purchaser undertake that they shall do all such things as may be necessary to give effect to the intention of Maseve and the Purchaser as set out in clause 11.5.2, including but not limited to providing and signing the relevant documentation to authorise the Conveyancers to apply to the relevant Governmental Entity for the Rates Clearance Figures and providing such documentation to the Conveyancers which is necessary to prepare all documents to give effect to the Transfers. All costs associated with the applications for Rates Clearance Figures shall be for the account of Maseve.

11.5.4	On the CP Fulfilment Date:

11.5.4.1

and to the extent that it has not already done so, Maseve shall hand over all the original title deeds in respect of the Sale Properties and all other documentation, as requested by the Conveyancers, to give effect to the provisions of this clause 11.5; and

11.5.4.2

Maseve and the Purchaser shall each nominate 2 (two) or more appropriate representatives employed by Maseve and the Purchaser, respectively (Authorised Representatives), to act on their behalf to complete and/or sign all documents necessary to effect the Transfers, as well as the delivery of the other Sale Assets and Sale Liabilities in terms of this clause 11. Maseve and the Purchaser will on the CP Fulfilment Date each provide their respective Authorised Representatives with a power of attorney to act on their behalf for purposes of completing and/or signing all documents necessary to effect the Transfers. The Authorised Representative of each of Maseve and the Purchaser shall be:

11.5.4.2.1	in the case of Maseve, EM Wasserfall or SW Engelbrecht; and

11.5.4.2.2	in the case of the Purchaser, MJL Prinsloo or DS Phiri.

11.5.5	Throughout the period from the CP Fulfilment Date to the Transfer Date (both dates inclusive):

11.5.5.1

Maseve shall, within 5 (five) Business Date of the request of the Conveyancer, pay in full the relevant Rates Clearance Figures in order for a rates clearance certificate to be issued to the Conveyancer, in respect of the relevant Sale Properties, in terms of section 118 of the Local Government: Municipal Systems Act, No. 32 of 2000 (Rates Clearance Certificate). Maseve undertakes to the Purchaser that when obtaining the Rates Clearance Certificate from the relevant Governmental Entities for purposes of the Transfer, it shall effect payment of the full debt due to the relevant Governmental Entities as at such date and shall not limit this to the 2 (two) years preceding the application of the Rates Clearance Figures, provided that any amounts so paid by Maseve for any period for which the Purchaser is liable for such rates, taxes and imposts, shall be refunded to Maseve by the Purchaser on the Transfer Date;

11.5.5.2

Maseve undertakes to the Purchaser that it shall, at its cost, at the request of the Conveyancers, do all such things as may be necessary (including providing relevant documentation for the Transfer) to obtain all consents and/or approvals, as registered owner of the Sale Properties, that are required to give effect to the Transfer contemplated in this clause 11.5, including (without limitation), procuring the consent and/or approval of the relevant Governmental Entity or any third party to the Transfer; and

11.5.5.3	Maseve and the Purchaser undertake in favour of each other that:

11.5.5.3.1

within 5 (five) Business Days of being required by the Conveyancers to do so, Maseve and the Purchaser shall procure that 1 (one) of their Authorised Representatives signs all documents required to give effect to the Transfer without delay and to provide all documents, and information and do all things necessary in order to effect the Transfer, when called upon to do so by the Conveyancers; and

11.5.5.3.2

Maseve and the Purchaser shall take all steps, pay all amounts and do and procure the doing of all such things as are reasonable in the circumstance so as to place the Conveyancers in a position to effect Transfer in the relevant Deed Office without unnecessary delay or hindrance.

11.5.6

Save as set out to the contrary in this clause 11.5, the Purchaser shall be liable for all transfer costs, fees and disbursements payable in connection with the Transfer, it being agreed by the Purchaser that such costs are payable by the Purchaser to the Conveyancers within 5 (five) Business Days of being requested by the Conveyancers.

11.5.7

Maseve shall be obliged to procure the issue of a certificate of compliance in respect of the Sale Properties, if applicable, as contemplated in terms of the Electrical Installation Regulations promulgated under the Machinery and Occupational Safety Act No. 6 of 1983, (Compliance Certificate) (to the extent that Maseve is not already in possession of a valid Compliance Certificate) and deliver the Compliance Certificate to the Conveyancers, prior to the Transfer being lodged in the relevant Deeds Registry. The cost of procuring the issue of the Compliance Certificate (to the extent that it is necessary to procure the issue of a Compliance Certificate), including the cost of any necessary electrical work, shall be borne by Maseve.

11.5.8	In relation to the period from the Occupation Date until the Transfer Date (both dates inclusive), the Purchaser shall, without limitation, be liable for:

11.5.8.1	all costs of water, electricity, gas, refuse removal, sewage and any other services provided in respect of the Sale Properties (including any deposits payable in connection therewith); and

11.5.8.2	all rates and taxes and other imposts levied by any Governmental Authority in respect of the Sale Properties.

11.5.9	From the Occupation Date until the Transfer Date (both dates inclusive):

11.5.9.1	Maseve will continue to insure the structures and the contents on the Sale Properties on the same basis as it did prior to the Occupation Date; and

11.5.9.2	the Purchaser will be responsible for taking out any other insurance it requires in relation to the Sale Properties, including, but not limited to, contents insurance,

and any cost incurred by Maseve in terms of clause 11.5.9.1 in this regard shall be borne by the Purchaser.

11.5.10

In the event that any event or circumstance occurs between the Closing Date and any Transfer Date which (i) impacts or affects any of the structures or the contents on the Sale Properties and (ii) such event, circumstance is insured under any insurance policies held by Maseve or any of its Affiliates, Maseve shall be required promptly to bring all claims under such insurance policies as it is entitled to do so under the terms and conditions of such insurance policies and pay to the Purchaser all amounts recovered by Maseve and its Affiliates (as applicable) under such insurance policies.

11.6	Liabilities

11.6.1

The Purchaser shall not assume any liability of Maseve or the Business of any nature whatsoever, and all liabilities of Maseve at the Closing Date, or arising after the Closing Date but relating to the period prior to the Closing Date, shall be excluded from this Agreement and retained by Maseve, save for any liability of Maseve to the extent –

11.6.1.1	caused by the Purchaser in breach of the Sub-contractor Agreement; or

11.6.1.2

caused by the Purchaser between the Occupation Date and the Closing Date (other than in performing its obligations in accordance with the terms of the Sub-contractor Agreement or the Transaction Agreements, or complying with applicable law, or constructively engaging with any regulator or otherwise than in conducting the Plant Business in the ordinary course of business), and in each of clauses 11.6.1.1 and 11.6.1.2 only to the extent so caused).

11.6.2

Save in regard to the liabilities contemplated in clauses 11.6.1.1 and 11.6.1.2 PTM (RSA) agrees to indemnify and hold the Purchaser harmless against all liabilities incurred prior to the Closing Date, or arising after the Closing Date but relating to the period prior to the Closing Date, in relation to it, Maseve and/or the Business and against any Claim made or instituted against the Purchaser in respect of any of the them, and against all costs incurred by the Purchaser or awarded against the Purchaser in respect of any such Claim.

12.	EMPLOYEES

Maseve hereby warrants that there are no persons employed by it in relation to the Plant Business as at the Signature Date and Closing Date and hereby indemnifies the Purchaser against any Losses and Claims it may face as a result of this warranty not being true and correct.

13.	OWNERSHIP, BENEFIT AND RISK

Notwithstanding the Signature Date (or anything to the contrary contained herein), ownership of and the risk in and benefit attaching to the Plant Business shall vest in the Purchaser with effect on and as from the Closing Date, and Maseve shall put the Purchaser in possession and operating control of the Plant Business on and as from the Closing Date.

14.	TRANSITIONAL ARRANGEMENTS

14.1

The Purchaser shall have the sole right to operate and utilise, at its own cost (including the costs contemplated in clause 11.5.8), the Tailings Storage Facility and the Concentrator Plant (including all Maseve infrastructure and facilities and any water use rights or allocations associated therewith), during the Transitional Period, for purposes of its operations, provided that the Concentrator Plant and Tailings Storage Facility shall during this period continue to be operated under the Maseve Mining Right and pursuant to the requirements of the associated environmental management programme.

14.2

In the event that section 11 Ministerial Consent is not granted in respect of the Share Transaction before the Share Transaction Long Stop Date, the Purchaser shall be entitled, by giving written notice to Maseve at any time during the Transitional Period, to: (i) become the sole operator of the Concentrator Plant and Tailings Storage Facility; and (ii) transfer and incorporate the Concentrator Plant and the Tailings Facility and all associated infrastructure (including access roads etc.) under its environmental management programme in respect thereof (the Incorporation of the Transferred Portion) [as reflected on the map set out in Schedule 2].

14.3

Maseve and PTM (RSA) undertake to do, and procure the doing of, all such things as may be necessary or required in order to in order to ensure that the Purchaser is able to assume independent operational control of all assets on the Transferred Portion and give effect to the Incorporation of the Transferred Portion including securing the amendment of the Maseve environmental management programme to give effect to the excision and entering into an indemnity and cooperation agreement and an agreement in terms of section 79 of the Mine Health and Safety Act giving the Purchaser operational control of the Concentrator Plant and Tailings Storage Facility.

14.4	Maseve agrees that in the event of the Purchaser giving the notice contemplated in clause 14.2 above:

14.4.1

it shall not assert any right in terms of section 5 of the MPRDA to utilise either the surface area on which the Concentrator Plant and Tailings Storage Facility are located or the Concentrator Plant and Tailings Storage Facility themselves; and

14.4.2

it shall exclude any of the minerals deposited on the Tailings Storage Facility in its mining work programme and environmental management programme; Maseve further agrees not to object to any application by the Purchaser and/or RBPlat to include the Tailings Storage Facility in the RBPlat Styldrift Mining Right and will to the extent necessary agree abandonment of the affected surface portion only of the Maseve Mining Right to accommodate this.

14.5	Maseve may not transfer the Maseve Mining Right to any other party unless they have agreed to comply with the provisions of this clause14.

14.6

Following the Incorporation of the Transferred Portion, if Maseve notifies the Purchaser in writing that it requires access to the Concentrator Plant and Tailings Storage Facility for its own mining operations, the Purchaser undertakes that it shall, within 5 Business Days of receiving such written notice, enter into good faith negotiations with Maseve with a view to conclude an agreement, on terms acceptable to the Purchaser and Maseve, to regulate Maseve’s access to the Concentrator Plant and Tailings Storage Facility, to the extent that the Purchaser has excess capacity and it is possible for the Purchaser to accommodate this request after considering the present and future requirements of its own mining and processing operations on a commercial, arms' length basis.

15.	GENERAL WARRANTIES

Each of the Parties represents and warrants to the other Party that as at the Signature Date and the Closing Date and each day in between:

15.1

it has the necessary power and legal capacity to enter into and perform its obligations under this Agreement and all matters contemplated herein, to sue and be sued in its own name, to carry on the business which it conducts and to own its assets;

15.2	it has taken all necessary corporate and/or internal action to authorise the execution and performance of this Agreement;

15.3

the provisions of this Agreement are and shall remain legally binding on it and the obligations imposed on it pursuant to this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their terms; and

15.4	the execution of this Agreement and performance of its obligations hereunder does not and shall not, other than as contemplated in clause 3:

15.4.1	contravene any law or regulation to which it is subject; or

15.4.2	contravene any provision of its constitutional documents; or

15.4.3

conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party, or any licence or other authorisation to which it is subject, or by which it or any of its property or revenues are bound, so as to prevent it from performing its obligations under this Agreement.

16.	WARRANTIES

16.1	PTM (RSA) gives to the Purchaser the warranties set out in Schedule 4 on the basis that each warranty:

16.1.1	is a separate warranty and is not limited or restricted by reference to or inference from the terms of any other warranty in this Agreement;

16.1.2	save where any warranty is expressly limited to a particular date, is given, and is true, accurate and not misleading, as at the Signature Date, the Closing Date and every date in between;

16.1.3	shall be deemed to be a material representation and warranty inducing the Purchaser to enter into this Agreement;

16.1.4	is, insofar as it is promissory or relates to a future event, deemed to have been given as at the date of fulfilment of the promise or future happening of the event, as the case may be; and

16.1.5	shall continue and remain in force notwithstanding the completion of the transaction contemplated in this Agreement.

16.2

The Parties agree to treat any payment made pursuant to this Agreement by way of an indemnity (including under clause 17) or otherwise for a breach of any warranties in this Agreement as an adjustment to the Plant Consideration.

16.3

Maseve and PTM (RSA) undertake to notify the Purchaser forthwith if there has been a breach of any warranties after Maseve and/or PTM (RSA) become aware of such breach, but in any event before the Closing Date.

17.	INDEMNITIES

17.1

PTM (RSA) hereby indemnifies the Purchaser and holds it harmless from and against the entirety of any Losses (including all reasonable disbursements and fees of legal advisors on an attorney and own client basis incurred in connection with the investigation of, preparation for, defence and/or settlement of, any pending or threatened claim and any litigation or other proceeding arising therefrom, whether or not the Purchaser is a party) which the Purchaser may suffer or incur by reason of, or arising directly or indirectly out of, or in connection with:

17.1.1	any warranty given to the Purchaser by PTM (RSA) and/or Maseve in terms of this Agreement being breached or not being true and correct as at the date given;

17.1.2	any breach of, or non-compliance with, any of Maseve and/or PTM (RSA)’s obligations and undertakings contained in clause 19;

17.1.3

any claims that may be made under or in respect of the Contract, but only if and to the extent that the claim is in respect of an obligation or liability incurred prior to the Closing Date under the Contract;

17.1.4	the removal of any persons who do not have lawful permission to occupy the Sale Properties or any part of or buildings situated on the Sale Properties, from the Sale Properties;

17.1.5

after the Closing Date, the Plant Transaction and/or this Agreement (or any provision hereof) being declared void or invalid and/or unenforceable, whether as a result of any breach by the Company and/or PTM (RSA) of the provisions of the Shareholders Agreement, the MOI or the Companies Act or otherwise;

17.1.6	all obligations and liabilities of Maseve arising on or before the Closing Date in relation to the Plant Business (other than as contemplated in clauses 11.6.1.1 and 11.6.1.2):

17.1.6.1

under, in relation to or arising out of any breach of or liability under Environmental Law, including without limitation any obligation or liability arising from any failure to obtain a required authorisation, licence or permit, and any unlawful commencement or construction activity and all such obligations and liabilities in respect of the rehabilitation of: (i) the Sale Properties; and (ii) any other areas over which the Plant Business is conducted, including without limitation any and all claims in respect of non-point sources of significant contamination, which were unknown at the Signature Date, as a result of transboundary migration of significant contamination from the Sale Properties and any other areas over which the Plant Business is conducted;

17.1.6.2

involving any Hazardous Substance, damage or harm to the Environment (irrespective of whether it is actual, latent or residual or whether it arises or is likely to arise at a different time from the actual activity that causes the contamination or whether it arises through an act or activity of any person that results in a change to the pre-existing contamination), site assessment or characterisation, remediation (including operation and maintenance), mine closure, treatment, containment, mitigation, removal, monitoring, assessing, resource damage, harm to a resource, enforcement proceedings, directives, compliance notices, other remediation or administrative orders, citizen suits, property damage, economic loss, personal injury or death of any employee or other individual, occupational or other exposure or actions whether claimed or instituted by one or more private parties (including the Parties hereto) or Governmental Entities); and

(all such Losses, collectively, Indemnified Liability Loss).

17.2

PTM (RSA) shall be obliged to pay the Purchaser the amount of any Indemnified Liability Loss suffered or incurred as soon as (i) the Purchaser is obliged to pay the amount thereof (in the case of any Indemnified Liability Loss which involves a payment by the Purchaser to any third party) or the Purchaser incurs the Indemnified Liability Loss (in the case of a Indemnified Liability Loss which does not involve a payment by the Purchaser to any third party) and (ii) PTM (RSA) has received a written notice from the Purchaser, acting on reasonably objective grounds, demanding payment with respect to a Indemnified Liability Loss.

17.3

PTM (RSA) shall make all payments to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law. PTM (RSA) shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is or will be any change in the rate or the basis of a Tax Deduction), notify the Purchaser accordingly. If a Tax Deduction is required by law to be made by PTM (RSA), the amount of the payment due from PTM (RSA) shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

17.4

Should PTM (RSA) fail to discharge any of the liabilities for which it indemnifies the Purchaser in terms of clause 17.1 (the Relevant Liabilities) as and when they fall due for payment and the Purchaser is held liable therefor, the Purchaser will, when it becomes aware thereof, without prejudice to its other rights in applicable Law or in terms of this Agreement, be entitled:

17.4.1	to require PTM (RSA), which will be obliged, to immediately settle such Relevant Liabilities; or

17.4.2

should PTM (RSA) fail to settle any of the Relevant Liabilities, to settle such Relevant Liabilities and to recover the amount of any such Relevant Liabilities so settled and all reasonable costs incurred in so doing from PTM (RSA) in terms of clause 17.1.

17.5	Step in rights in respect of the indemnities contemplated in clause 17.1

17.5.1

The Purchaser (the Indemnified Party) shall promptly notify PTM (RSA) (the Indemnifying Party) in writing of an indemnified claim under clause 17.1 (the Indemnified Claim) within a reasonable time of the Indemnified Party becoming aware thereof, to enable the Indemnifying Party to take steps to contest it.

17.5.2

The failure of the Indemnified Party to give prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party proves that it forfeited rights or defences by reason of such failure.

17.5.3

The Indemnifying Party shall have the right, at its sole option and expense, to appoint counsel satisfactory to the Indemnified Party (acting reasonably) within 10 (ten) Business Days of the receipt of written notice under clause 17.5.1 to elect in writing to contest (which shall include an appeal) any Indemnified Claim and shall be entitled to control the defence against, negotiate, settle or otherwise deal with the Indemnified Claim provided that:

17.5.3.1	it delivers a written indemnity to the Indemnified Party, indemnifying the Indemnified Party against all charges and all legal costs which may be incurred or awarded as a consequence of such steps;

17.5.3.2

the Indemnifying Party shall defend the Indemnified Claim on the same basis as it would act in circumstances where it were defending a dispute in its own name and shall at all stages and in all respects act in the best interests of the Indemnified Party (as if the relevant indemnity contemplated in this clause 17 did not exist) when defending the Indemnified Claim, taking into account, without limitation, the effect of the dispute on the Indemnified Party, the Indemnified Party's reasonable input and the advice of the Indemnified Party's and the Indemnifying Party's professional advisers;

17.5.3.3

the Indemnified Party shall give all reasonable assistance and information to the Indemnifying Party in the efforts of the Indemnifying Party to defend the Indemnified Claim. The Indemnified Party will allow the Indemnifying Party's authorised representatives reasonable access to its accounts, documents and records limited to the issues concerned to the extent that they are available, on the basis that all relevant copies may be made by the Indemnifying Party of the documents concerned so as to enable it to pursue any course of action appropriately;

17.5.3.4

the Indemnifying Party shall deliver to the Indemnified Party all correspondence and court documents relating to the dispute prior to submitting same and shall consider all reasonable comments of the Indemnified Party in relation to the content and sending of any written communications in respect of the Indemnified Claim;

17.5.3.5

the Indemnified Party shall be entitled on reasonable notice to meet or have calls with the Indemnifying Party and its professional advisers when it deems fit in order to obtain an update on the progress in respect of the Indemnified Claim;

17.5.3.6

the Indemnified Party shall be entitled to participate, at its own expense, in the defence of the Indemnification Claim, provided that the Indemnified Party shall be entitled to participate in any such defence with separate counsel (i) at the expense of the Indemnifying Party, if the use of separate counsel is requested by the Indemnifying Party or (ii) at the expense of the Indemnified Party, if separate counsel is used because, in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable;

17.5.3.7

the Indemnifying Party may not concede, settle, compromise and/or abandon the Indemnified Claim without the prior written approval of the Indemnified Party (not to be unreasonably withheld or delayed), provided that where: (a) the Indemnifying Party has recommended that the Indemnified Party concede, settle, compromise and/or abandon the Indemnified Claim (the Recommendation); and (b) the Indemnified Party does not approve the Recommendation, and thereafter the matter proceeds, the liability of Indemnifying Party in respect of the Indemnified Claim shall be proportionately reduced in respect of any amount of actual Loss suffered by the Indemnified Party which it can be established would not have been suffered had the Indemnified Party approved the Recommendation; and

17.5.3.8

the Indemnifying Party shall not be liable to the extent that the Relevant Liability arises as a result of or is increased by any action or omission by the Indemnified Party or the management of the Indemnified Party. For the avoidance of doubt, to the extent that the Relevant Liability does not arise as a result of any action or omission by the Indemnified Party or the management of the Indemnified Party and is only increased by such action or omission, the Indemnifying Party shall remain liable in respect of the Relevant Liability but shall not be liable in respect of such increase.

17.5.4

If the Indemnifying Party elects not to control the defence against, negotiate, settle or otherwise deal with any Indemnification Claim (including by not delivering to the Indemnified Party the necessary written election within the 10 Business Day period contemplated in clause 17.5.3), which relates to any Losses indemnified against by it under this Agreement, the Indemnified Party may control the defence against, negotiate, settle or otherwise deal with such Indemnification Claim, provided that the Indemnified Party shall take all reasonable steps to ensure that (i) any such defence, negotiation, settlement or other dealings shall be conducted at all times by the Indemnified Party in joint consultation with the Indemnifying Party and that (ii) all material decisions and actions in relation to any such defence, negotiation, settlement or other dealings are taken with the prior consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). If the Indemnified Party elects in such circumstances to defend against, negotiate, settle or otherwise deal with such Indemnification Claim, the Indemnified Party shall deal with all such matters as expeditiously as is reasonably practicable. The Indemnifying Party's election not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, shall not absolve the Indemnifying Party from its liability in respect of any such Indemnification Claim.

18.	LIMITATION OF LIABILITY

18.1.1

No Party shall be liable to the others or their respective officers, directors and employees for any Claim, unless and until the accumulated aggregate Claims under the Transaction Agreements exceed USD100,000.00 (the “Basket”), in which event the Party liable shall thereafter be responsible for all Claims including the amount of the Basket.

18.1.2

Notwithstanding anything to the contrary elsewhere in this Agreement, PTM RSA's aggregate total liability under this Agreement to the Purchaser in relation to any Warranty Claims shall not in any circumstances exceed the amount of the Aggregate Consideration paid by the Purchaser in terms of this Agreement and/or RBPlat in terms of the Scheme Implementation Agreement, or otherwise settled by RBPlat in accordance with the Scheme Implementation Agreement (including through the issue of RBPlat Shares or in terms of clause 7.2 of the Scheme Implementation Agreement).

18.1.3

Notwithstanding anything to the contrary contained anywhere else in this Agreement (and without limiting any other defences which are available to a Party under law) the Parties shall not have any liability to each other under this Agreement:

18.1.3.1	for any consequential or special damage or loss, including loss of profit, loss of goodwill, injury to business reputation and/or loss of business opportunities;

18.1.3.2	in relation to a Warranty Claim, to the extent that the entire circumstances or facts giving rise to a Warranty Claim by the Purchaser are actually known to the Purchaser:

18.1.3.2.1

by way of disclosure in Schedule 4 of this Agreement (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof); or

18.1.3.2.2

by way of disclosure of information to the Purchaser in the Due Diligence Investigation (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof) which information is contained on two identical, encrypted USB devices with PIN access protection, prepared by Merrill Corporation, London on the instructions of PTM RSA, which USB devices shall be initialled by the Parties for identification purposes and a USB device shall be retained by each of PTM (RSA) and the Purchaser for evidentiary purposes;

18.1.3.3	to the extent that the Claim is based on a liability that is contingent only, unless and until such contingent liability becomes due; and

18.1.3.4	to the extent and only to the extent that the Claim arises or is increased as a result of, or is otherwise attributable wholly or partly to:

18.1.3.4.1	in the case of any Claim against the Purchaser, any act or omission by Maseve or PTM RSA at any time after the Signature Date at the request of, or with the approval of, the Purchaser; or

18.1.3.4.2

in the case of any Claim against Maseve, any voluntary act or omission on the part of the Purchaser or its directors, officers, employees or agents at any time after the Signature Date, (other than in order to comply with applicable law, or in compliance with the terms of the Sub-contractor Agreement or the Transaction Agreements or constructively engaging with any regulator or otherwise than in conducting the Plant Business in the ordinary course of business).

18.2

Where any warranty contained in this Agreement is expressly qualified by reference to the “knowledge” or “awareness” of PTM (RSA), it shall be deemed to refer to the knowledge or awareness of the board of directors of PTM (RSA)0 and senior management of PTM (RSA), including R. Michael Jones, Frank R. Hallam and Schalk Engelbrecht, in each case after due inquiry.

19.	INTERIM PERIOD

19.1

Maseve shall, and PTM (RSA) shall procure that Maseve shall, during the Interim Period: (i) carry on the Business in the normal and ordinary course consistent with past practice, procedures and policies, including those applicable to care and maintenance; and (ii) not enter into any contract or commitment or do anything which, in any such case, is out of the normal and ordinary course of the business. In particular, but without limitation to the generality of the foregoing, Maseve and PTM (RSA) agree and undertake in favour of the Purchaser that during the Interim Period, Maseve shall, save as otherwise provided in this Agreement or as required to comply with applicable Laws:

19.1.1	preserve ownership and use of the Sale Assets and the other material assets of Maseve, at all times in compliance with all applicable Laws;

19.1.2	immediately after the Signature Date, begin accelerated evaporation of the pollution control dams situated on its properties (including the Sale Properties);

19.1.3	pay all creditors, Taxes and other obligations of the Business as and when they fall due;

19.1.4

maintain and/or use its best efforts to apply for, obtain, amend or renew (as applicable) any and all Governmental Approvals which the Business is obliged to have in place from time to time, and act promptly to rectify any non-compliance with any applicable Laws;

19.1.5

procure that existing insurance policies in relation to Maseve, the Business and the Sale Assets shall be maintained (without modification) in force at all times, and not do or allow to be done anything which would render such insurance void or voidable;

19.1.6	implement and comply with the care and maintenance plan prepared by Maseve and attached hereto as Schedule 5;

19.1.7

continue to perform its obligations in respect of all contracts material to Maseve and/or the Business, and not take any action or allow any action to be taken that would amount to: (i) a breach or termination of any contracts material to Maseve and/or the Business; or (ii) an amendment of the terms and conditions of any contracts material to the Business such that they are in any way less favourable than the existing terms and conditions;

19.1.8

maintain the Sale Assets and all material assets of Maseve in good order and condition (fair wear and tear excepted) for care and maintenance and able to be put into service in the normal course of a start-up process.

19.1.9

on reasonable notice to Maseve during normal business hours, give the Purchaser and RBPlat, its directors, officers, employees, agents and representatives reasonable access to the Business and the Sale Assets, and such further access and information relating to the Business as the Purchaser and RBPlat may reasonably require, including for purposes of (i) familiarising itself generally with the day-to-day conduct and operation of such businesses and (ii) the successful delivery and transition of the Business from Maseve to the Purchaser; provided that, for the avoidance of doubt, but subject to clause 19.1.8, nothing in this clause 19.1.9 requires Maseve to disclose to the Purchaser or RBPlat any information which (i) may result in any Party acting in violation of Chapter 3 of the Competition Act, or (ii) may result in the Purchaser or RBPlat exercising, or having the ability to, influence materially, control, or otherwise give input over any aspect of the Business prior to fulfilment of the Condition Precedent in clause 3.1.9; and

19.1.10

as soon as reasonably practicable, disclose to the Purchaser in writing any matter, thing or event which occurs or arises, or may become known to it which: (i) constitutes or may constitute a misrepresentation or a material breach of representation or warranty or other material breach under this Agreement; (ii) constitutes or may constitute non-compliance by Maseve with its obligations and undertakings in this clause 19; or (iii) or may have, or is reasonably likely to have a Material Adverse Effect.

19.2

In particular, but without limitation to the generality of clause 19.1, and subject to as set out in clause 19.2.16 to the contrary, Maseve undertakes that during the Interim Period that it shall not, and PTM (RSA) shall procure that Maseve shall not:

19.2.1	alter the existing nature or scope of the Business;

19.2.2	enter into any grazing right or other leases in respect of its properties (including in relation to the Sundown Ranch hotel);

19.2.3

amend, extend or terminate the Contract or any part thereof or waive any right thereunder (provided that Maseve shall be entitled to permit and shall permit the Contract to extend on a month to month basis, unless otherwise requested by the Purchaser);

19.2.4	manage the Business otherwise than in accordance with its business and trading policies and practices up to the Signature Date, except as may be necessary to comply with any statutory changes;

19.2.5	create, or agree or permit to be created, any Encumbrances over any of the Sale Assets or any of the other material assets of Maseve;

19.2.6

dispose of (or remove) or enter into any agreement to Dispose of (or remove) (whether by one transaction or by a series of transactions) any Sale Assets or any of the other material assets of Maseve or the whole or any substantial or material part of the Business;

19.2.7	incur or assume, or agree to incur or assume, any new or increased material liabilities;

19.2.8	accelerate the realization of debtors of the Business outside of the ordinary course of business, without the prior written consent of the Purchaser;

19.2.9	enter into or commit to entering into any transaction, agreement or arrangement in connection with the Business and/or Maseve other than on arms' length terms and for full and proper consideration;

19.2.10	declare, authorise, make or pay any dividend or other distribution to its shareholders;

19.2.11

subject to the provisions of clause 9.3, repay any portion of any shareholder loans, provided that it may repay any shareholder loans in the ordinary course, provided that the PTM Sale Claims, as at the Second Closing Date, are not less than the amount set out in clause 1.1.44.1;

19.2.12	terminate the employment of any Employees without cause in accordance with all applicable Laws;

19.2.13	substantially alter the terms and conditions of any employment contracts or provisions of services of any Employees, other than provided for in the ordinary course of employment;

19.2.14	terminate the employment of any Employees who holds the role of head of department or any more senior position in respect of the Business;

19.2.15

enter into or agree to enter into any new death, retirement, profit-sharing, bonus, share option, share incentive or other scheme for the benefit of any Employees or make any amendment (including, but without limitation, any increase in the rates of contribution) to any such existing scheme; or

19.2.16

commence, compromise, discontinue, settle or agree to settle any Claim (other than routine debt collection or in the ordinary course of business) in connection with the Sale Assets, Maseve and or the Business.

19.3	Clause 19.2 shall not apply in respect of and shall not operate so as to restrict or prevent:

19.3.1	any act or omission or other matter as may be required to give effect to any provision of this Agreement or otherwise provided for in this Agreement;

19.3.2	any action taken to comply with any order or obligation of any Governmental Entity;

19.3.3	any action taken to comply with Maseve’s health, environmental or safety related legal obligations; or

19.3.4

any other matter that is outside of the ordinary course of business in respect of which the Purchaser has given its prior written consent (such consent not to be unreasonably withheld or delayed), provided that prior to seeking any written consent from the Purchaser, Maseve shall obtain advice from South African legal counsel that the relevant action will not result in any Party acting in a manner which is contrary to Chapter 3 of the Competition Act, and as such, for the avoidance of doubt, any act or omission referred to in this clause 19.3 shall not constitute a breach of clause 19.2.

19.4

During the Interim Period, and without limiting the generality of clause 19.1, Maseve shall provide the Purchaser promptly with monthly management accounts in respect of the Business, provided that, to the extent that any of these documents and information referred to in this clause 19.4 and clause 19.5 contains any competitively sensitive information, such information will be redacted prior to such documents and information being provided to the Purchaser and its authorised representatives.

19.5

During the Interim Period, subject to applicable Laws, the Parties commit to co-operate and work together in good faith, and to provide the necessary resources, to agree an operational migration plan to enable the effective integration and transition from the Closing Date of the Plant Business to the Purchaser. The Purchaser may also, subject to all applicable Laws, require Maseve to take such steps, at the Purchaser’s cost, as the Purchaser reasonably requires to assist the Purchaser with the integration of the Plant Business within its group from the Closing Date to achieve an effective and orderly transition and continuance of the Plant Business.

20.	TERMINATION

20.1	This Agreement may be terminated prior to the Closing Date as follows:

20.1.1	by mutual written consent of the Parties;

20.1.2	by the Purchaser if:

20.1.2.1

Maseve or PTM (RSA) fails in any respect to perform any of its material obligations or undertakings under this Agreement when performance thereof is due, and does not remedy (if remediable) such failure within 10 (ten) Business Days (or such later date as the Parties may agree in writing) after the Purchaser delivers written notice thereof (or, if sooner, prior to the Closing Date);

20.1.2.2	Maseve or PTM (RSA) is provisionally or finally liquidated or becomes subject to any other statutory business rescue process (or any application is launched in that regard);

20.1.2.3

the Purchaser becomes aware that there is a material breach of any one or more of the warranties given by PTM (RSA) or Maseve under this Agreement, or any combination of them, provided that it is reasonably likely that the Purchaser could suffer a Loss, in aggregate, equal or more than amount equivalent to at least 10% of the Aggregate Consideration if the transactions contemplated under this Agreement were implemented on the Closing Date, and PTM (RSA) or Maseve does not cure such breach or breaches within 10 (ten) Business Days (or such later date as the Parties may agree in writing) after the Purchaser delivers written notice thereof (or, if sooner, prior to the Closing Date); or

20.1.2.4	the Purchaser determines, in its reasonable discretion, that a Material Adverse Effect has occurred;

20.1.2.5	Maseve and/or PTM (RSA) breach the provisions of clause 22; or

20.1.3

by Maseve if the Purchaser or RBPlat fail in any respect to perform any of their material obligations or undertakings under this Agreement, when performance thereof is due, and does not remedy (if remediable) such failure 10 (ten) Business Days (or such later date as the Parties may agree in writing) after Maseve delivers written notice thereof (or, if sooner, prior to the Closing Date).

20.2	Procedure upon Termination

In the event of termination of this Agreement pursuant to clause 20.1 by Maseve, PTM (RSA), the Purchaser or RBPlat, written notice thereof shall forthwith be given to the other Parties, and this Agreement shall terminate, and the purchase of the Plant Business hereunder shall be abandoned, without further action by Maseve, PTM (RSA) or the Purchaser.

20.3	Effect of Termination

In the event that this Agreement is validly terminated in accordance with 20.1, each of the Parties shall be relieved of its respective duties and obligations arising under this Agreement from and after the date of such termination, and such termination shall be without liability to the Parties; provided that no such termination shall relieve any Party from liability (including any liability for damages) for any breach of this Agreement or other liability arising prior to termination hereof; and provided further that the provisions and obligations of the Parties set out in clauses 1, 14 to 18 (both inclusive) and 20 to 25 (both inclusive) shall survive any such termination and shall be enforceable under this Agreement.

20.4	The Parties remedies in terms of this clause 20 are without prejudice to any other remedies to which the Parties may be entitled in Law.

20.5	Notwithstanding anything to the contrary in this Agreement, no Party shall be entitled to cancel or terminate this Agreement at any time after the Closing Date.

21.	ANNOUNCEMENTS AND CONFIDENTIALITY

21.1

Any information obtained by any Party in terms, or arising from the implementation of this Agreement as well as the existence and terms of this Agreement shall be treated as confidential by the Parties and shall not be used, divulged or permitted to be divulged to any person not being a Party to this Agreement, without the prior written consent of the other Parties save that:

21.1.1

each Party shall be entitled to disclose such information to its employees, and to its directors, shareholders, professional advisors and funders, in each case who have a need to know for purposes of implementing the transactions contemplated by this Agreement and Maseve and PTM (RSA) shall be entitled to disclose such information to Sprott and LMM and their respective employees, directors, shareholders and professional advisors, provided such persons have been directed by the disclosing Party to keep such information confidential and have undertaken to keep such information confidential;

21.1.2

each Party shall be entitled to disclose any information which is required to be furnished by Law or regulation or by any recognised stock exchange (in the case of a recognised stock exchange, the provisions of clause 21.3 shall apply);

21.1.3	no Party shall be precluded from using or divulging such information in order to pursue any legal remedy available to it;

21.1.4

each Party shall be entitled to disclose such information if such information is or becomes generally available to the public other than by the negligence or default of such Party or by the breach of this Agreement by such Party;

21.1.5	each Party shall be entitled to disclose such information if the Party which disclosed same confirms in writing that it is disclosed on a non-confidential basis; or

21.1.6

each Party shall be entitled to disclose such information if such information has lawfully become known by or come into the possession of such Party on a non-confidential basis from a source other than the Party having the legal right to disclose same.

21.2	In the event that a Party is required to disclose information as contemplated in clause 21.1.2, such Party will:

21.2.1	advise any Party/ies in respect of whom such information relates (the Relevant Party/ies) in writing prior to disclosure, if possible;

21.2.2	take such steps to limit the disclosure to the minimum extent required to satisfy such requirement and to the extent that it lawfully and reasonably can;

21.2.3	afford the Relevant Party/ies a reasonable opportunity, if possible, to intervene in the proceedings;

21.2.4	comply with the Relevant Party/ies’ reasonable requests as to the manner and terms of such disclosure; and

21.2.5	notify the Relevant Party/ies of the recipient of, and the form and extent of, any such disclosure or announcement immediately after it was made.

21.3

The Parties understand and agree that RBPlat is listed on the JSE and PTM is listed on the Toronto Stock Exchange and NYSE MKT LLC and may be required, in terms of the laws of South Africa, Canada and United States of America, respectively, and/or the requirements of the JSE, Toronto Stock Exchange and NYSE MKT LLC, as applicable, to issue a public announcement outlining the terms of this Agreement following the Signature Date, and that the transactions contemplated in this Agreement will be made public. Each Party shall make a copy of such public announcement available to the other Parties prior to making such announcement with a view to the Parties agreeing the content of same within 3 (three) Business Days of receipt of same, or such shorter period as may be required by the relevant Law or the relevant listing requirements.

21.4

The Parties shall use reasonable endeavours to procure that their respective directors, employees, shareholders, professional advisors and funders observe a corresponding obligation of confidence to that set out in clauses 21.1 to 21.3 (both inclusive) in relation to the Parties themselves.

22.	EXCLUSIVITY

22.1

In consideration of the time, effort and expenses to be undertaken by the Purchaser and RBPlat in connection with the pursuit of the Proposed Transactions, Maseve and PTM (RSA) hereby agree and undertake to the Purchaser that they, during the Interim Period: (i) will not, directly or indirectly, solicit, initiate, encourage, conduct or engage in any discussions, investigations or negotiations (whether binding or non-binding) intended to facilitate or encourage any inquiries or the making of any proposal from, or enter into any agreement or binding/non-binding arrangement with, any other person or party that may constitute, or could reasonably be expected to lead to, an Alternative Transaction; (ii) will immediately cease any activities (including providing access to any data room, virtual or otherwise), discussions, investigations or negotiations with any person or parties other than RBPlat and the Purchaser (or any RBPlat Group member) concerning an Alternative Transaction, and it shall negotiate exclusively with the Purchaser and RBPlat in connection therewith; (iii) will not disclose any non-public information (including, but not limited to, any confidential information) relating to Maseve or the Business, or afford access to the premises, books, records or personnel of Maseve, to any other person or party that is seeking to pursue or evaluate an Alternative Transaction (including such person’s or party’s directors, officers, employees, agents, consultants, advisors or other representatives of such person or party, including, without limitation, its legal advisors, accountants and financial consultants (Representatives)); (iv) will not release any person or party from, or waive any provision of, any confidentiality agreement to which PTM and/or Maseve is a party; and (v) will, in the event that it receives any unsolicited proposal concerning an Alternative Transaction, provide to RBPlat and the Purchaser promptly, and in any event within 24 hours of receiving such proposal, a copy of the proposal and other information that it receives concerning such proposal and the Alternative Transaction.

22.2

PTM (RSA) and Maseve further agree and undertake that they shall procure that each member of the PTM Group, and each of their Representatives (as applicable), complies with this clause 22, and hereby acknowledges that they shall be responsible for a breach of this clause 22 by any member of the PTM Group (or by their Representatives).

23.	DISPUTE RESOLUTION

23.1

For the purposes of this clause 23, the term “dispute” shall be interpreted in its widest sense and shall include any dispute or difference in connection with or in respect of the conclusion or existence of this Agreement, the carrying into effect of this Agreement, the interpretation or application of the provisions of this Agreement, the Parties’ respective rights and obligations in terms of and arising out of this Agreement or the validity, enforceability, rectification, termination or cancellation, whether in whole or in part, of this Agreement.

23.2	Any dispute between either of the Parties arising in connection with this Agreement or its subject matter shall be submitted to and determined by arbitration in accordance with this clause 23.

23.3

If the Parties are unable to resolve a dispute by mutual agreement within 10 (ten) Business Days after the dispute is first communicated in writing by either Parties to the other, then the dispute shall be submitted to and decided by arbitration in accordance with the rules of the Arbitration Foundation of Southern Africa, by an arbitrator agreed upon between the Parties or, failing agreement, appointed by that Foundation.

23.4	Unless otherwise expressly agreed by the Parties in writing the arbitration proceedings shall be held at Sandton, South Africa.

23.5	The arbitrator shall be obliged to give in writing the reasons for any decision made by him in the course of the arbitration.

23.6	The provisions of this clause 23:

23.6.1

constitute an irrevocable consent by the Parties to the arbitration proceedings provided for herein and none of the Parties shall be entitled to withdraw from the provisions of this clause or claim at any such proceedings that it is not bound by this clause or such proceedings;

23.6.2	are severable from the rest of this Agreement and shall remain in effect despite the termination, cancellation, invalidity or alleged invalidity of this Agreement for any reason whatsoever.

23.7

Nothing in this clause 23 shall preclude either Party from seeking interim and/or urgent relief from a Court of competent jurisdiction and to this end the Parties hereby consent to the jurisdiction of [High Court of South Africa (Gauteng Local Division, Johannesburg).

24.	ADDRESSES FOR LEGAL PROCESSES AND NOTICES

24.1	The Parties choose for the purposes of this Agreement the following addresses:

24.1.1	Maseve:

Physical Address: 1st Floor, Platinum House, 24 Sturdee Avenue, Rosebank, Johannesburg

E-mail: mwasserfall@platinumgroupmetals.co.za with a copy to allan.reid@cdhlegal.com

Att: M Wasserfall

24.1.2	The Purchaser:

Physical Address: The Pivot, No.1 Monte Casino Boulevard, Block C, Floor 4;

E-mail: lester@bafokengplatinum.co.za;

Att: Lester Jooste;

24.1.3	PTM (RSA):

Physical Address: 1st Floor, Platinum House, 24 Sturdee Avenue, Rosebank, Johannesburg

E-mail: mwasserfall@platinumgroupmetals.co.za with a copy to allan.reid@cdhlegal.com

Att: M Wasserfall

24.2

Any legal process to be served on either of the Parties may be served on it at the address specified for it in clause and it chooses that address as its domicilium citandi et executandi for all purposes under this Agreement.

24.3

Any notice or other communication to be given to either of the Parties in terms of this Agreement shall be valid and effective only if it is given in writing, provided that any notice given by email shall be regarded for this purpose as having been given in writing.

24.4

A notice to either Party which is sent by hand in a correctly addressed envelope to the address specified for it in clause 24.1 shall be deemed to have been received on the day of delivery, provided it was delivered to a responsible person during ordinary business hours.

24.5

Each notice by email to a Party at the email address specified for it in clause 24.1 shall be deemed to have been received (unless the contrary is proved) within 4 (four) hours of transmission if it is transmitted during normal business hours of the receiving Party or within 4 (four) hours of the beginning of the next Business Day at the destination after it is transmitted, if it is transmitted outside those business hours.

24.6

Notwithstanding anything to the contrary in this clause 24, a written notice or other communication actually received by either Party shall be adequate written notice or communication to it notwithstanding that the notice was not sent to or delivered at its chosen address.

24.7

Either Party may by written notice to the other Party change its physical or email address for the purposes of clause 24, to any other address (other than a post office box number) provided that the change shall become effective on the seventh day after the receipt of the notice.

25.	GENERAL

25.1	Remedies

Save as expressly otherwise provided, no remedy conferred by this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Save as expressly otherwise provided, each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by either of the Parties shall not constitute a waiver by such Party of the right to pursue any other remedy.

25.2	Waiver

The failure by either of the Parties to enforce any provision of this Agreement shall not affect in any way that Party’s right to require performance of the provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.

25.3	Severance

If any provision of this Agreement, which is not material to its efficacy as a whole, is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the Parties shall endeavour in good faith to agree an alternative provision to the void, illegal or unenforceable provision.

25.4	Survival of Rights, Duties and Obligations

Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination.

25.5	Entire Agreement

This Agreement contains the entire agreement between the Parties in regard to the sale and purchase of the Plant Business and, save as is expressly provided for in this Agreement, none of the Parties shall have any claim or right of action arising from any undertaking, representation or warranty not included in this Agreement. If there is any conflict between this Agreement and the Term Sheet, this Agreement shall prevail.

25.6	Indulgence

No indulgence, leniency or extension of time which either Party ("the grantor") may grant or show to the others shall in any way prejudice the grantor or preclude the grantor from exercising any of its rights in the future.

25.7	No Cession or Assignment

Except as expressly provided to the contrary in this Agreement, no Party shall be entitled to cede, assign, transfer or delegate all or any of its rights, obligations and/or interest in, under or in terms of this Agreement to any third party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), save the Purchaser and RBPlat shall be entitled to cede, assign, transfer or delegate all or any of their rights, obligations and/or interest in, under or in terms of this Agreement to any member of the RBPlat Group.

25.8	Non Variation

Save as otherwise expressly provided, no agreement to amend, add to or otherwise vary or waive any of the provisions of this Agreement or to cancel or terminate it shall be effective unless made in writing and duly signed by the Parties or on their behalf by their duly authorised agents.

25.9	Good Faith

Each of the Parties undertakes with each of the other Parties to do all things reasonably within its power which are necessary or desirable to give effect to the spirit and intent of this Agreement.

25.10	Further Assurances

The Parties shall co-operate with each other and execute and deliver to the other Parties such other instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.

25.11	Costs

Save as provided otherwise in this Agreement, each Party shall bear its own legal costs in respect of the negotiation, preparation and conclusion of this Agreement and all other documents necessary to give effect to this Agreement.

25.12	Governing Law

The validity of this Agreement, its interpretation, the respective rights and obligations of the Parties and all other matters arising in any way out of it or its expiration or earlier termination for any reason shall be determined in accordance with the laws of South Africa.

25.13	Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

SIGNED at __Fourways__________ on this the _23rd ___ day of _November___2017.

For and on behalf of
ROYAL BAFOKENG RESOURCES PROPRIETARY LIMITED

/signed/
Signatory:
Capacity:

Who warrants his authority hereto

SIGNED at __Vancouver________ on this the _23rd ____ day of _November____2017.

For and on behalf of
MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

/signed/
Signatory:
Capacity:
Who warrants his authority hereto

SIGNED at __Vancouver________ on this the _23rd ____ day of _November____2017.

For and on behalf of
PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

/signed/
Signatory:
Capacity:
Who warrants his authority hereto

SCHEDULE 1

PLANT ASSETS

SCHEDULE 2

SALE PROPERTIES

1.	Remaining Extent of Portion 2 of the Farm Elandsfontein 102 JQ, measuring 751,7458 (seven hundred and fifty one comma seven four five eight) Hectares (Portion 2 Elandsfontein);

2.	Portion 7 (a Portion of Portion 2) of the Farm Frischgewaagd 96 JQ, measuring 157,4103 (one hundred and fifty seven comma four one zero three) Hectares (Portion 7 Frischgewaagd);

3.	Remaining Extent of Portion 10 (a Portion of Portion 4) of the Farm Frischgewaagd 96 JQ, measuring 216,2703 (two hundred and sixteen comma two seven zero three) Hectares (Portion 10 Frischgewaagd);

4.	Portion 14 of the Farm Frischgewaagd 96 JQ, measuring 149,5992 (one hundred and forty nine comma five nine nine two) Hectares (Portion 14 Frischgewaagd); and

5.	Portion 17 (a Portion of Portion 10) of the Farm Frischgewaagd 96 JQ, measuring 215,1301 (two hundred and fifteen comma one three zero one) Hectares (Portion 17 Frischgewaagd).

SCHEDULE 3

ALLOCATION OF THE PURCHASE PRICE

SCHEDULE 4

PTM (RSA) WARRANTIES

The warranties contained in this Schedule 4 are given by PTM (RSA) in relation to the Plant Business on the basis set out in clause 16 of the Agreement to which this Schedule 4 is attached.

Article 1 TITLE AND AUTHORITY

Maseve:

5.1.1	is the sole legal and beneficial owner of the Plant Business;

5.1.2

has full and unrestricted right, title and authority to sell, deliver and transfer all of the legal and beneficial rights, title and interests in and to the Plant Business, including the Sale Assets and Sale Liabilities, to the Purchaser, to the exclusion of all others, on and with effect from the Closing Date; and

5.1.3	has the power and authority to enter into the Agreement to which this Schedule 4 is attached, which constitutes a binding obligation on Maseve in accordance with its terms.

5.2	No person has any present or future right or option or right of first refusal over all or any part of the Plant Business, including the Sale Assets.

5.3	None of the Sale Assets are the subject of any factoring arrangement, conditional sale or credit agreement and all Sale Assets are free of any and all Encumbrances.

5.4	There are no facts or circumstances that may impair PTM (RSA)’s or Maseve’s ability to comply with any of its obligations in terms of the Agreement.

5.5

Except insofar as in relation to those matters of which the Purchaser has actual knowledge of on or before the Signature Date (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof), the execution and implementation by Maseve of the Agreement, the consummation of the transactions contemplated hereby or thereby, or compliance by Maseve with any of the provisions hereof or thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of:

5.5.1	the MOI;

5.5.2	the Shareholders Agreement;

5.5.3

any material contract of or relating to the Plant Business or any government approval or Environmental Approval or any licence, consent or permit to which Maseve is a party or by which the Plant Business or any of the Sale Assets are bound; and

5.5.4	any applicable Law.

5.6

Except insofar as in relation to those matters of which the Purchaser has actual knowledge of on or before the Signature Date (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof), there are no Claims pending or threatened that are reasonably likely to prohibit or restrain the ability of Maseve to enter into this Agreement or consummate the transactions contemplated hereby or thereby.

6.	TAXES

6.1

Maseve has duly withheld and collected or deducted any Taxes that it was required to withhold and collect or deduct in connection with any: (i) amounts paid or owing to any employee of the Plant Business; or (ii) benefits provided to any employee of the Plant Business, and such Taxes have been timeously declared and paid, in the manner and to the extent required by Laws, to the relevant Tax authority.

6.2

No Encumbrance in favour of the revenue authority or any Taxation authority is outstanding over any of the Sale Assets, and no circumstances exist which allow, or could allow, any Tax authority to exercise any power of sale, mortgage, confiscation, compulsory transfer or other appropriation in respect of the Sale Assets or which could lead to any such charge or security arising in the future.

7.	FINANCIAL OBLIGATIONS

There is no outstanding guarantee, indemnity, suretyship or other security given by Maseve in respect of the Plant Business, other than the rehabilitation guarantee provided to the DMR, and the guarantees given to Eskom Limited in relation to the electricity supply contracts as disclosed in the Due Diligence Investigation.

8.	BUSINESS AND ASSETS

8.1	The Sale Assets

8.1.1	General

8.1.1.1

The Sale Assets relating to the Plant Business sold by Maseve to the Purchaser in terms of the Agreement comprise all the assets which are used in the Plant Business and are necessary to carry on and continue the Plant Business as it is carried on by Maseve as at the Signature Date.

8.1.1.2	The Sale Properties comprise all the land and buildings owned by and required by Maseve in respect of the Plant Business.

8.1.1.3

The Plant Business does not depend on the use of any assets owned by, or facilities provided by, Maseve or any Affiliate which are not being acquired by the Purchaser under this Agreement (except in relation to the Senmin Reagents)

8.1.1.4

To the best of the knowledge and belief of PTM (RSA), the Sale Assets are in good order and condition, have been fully and properly maintained (fair wear and tear excepted and save for the mill gearbox situated at BMG Power Drives Division (Hansen RSA), BMG Park, 3 Droste Crescent, Droste Park Ext 7, Jeppestown, 2001, South Africa. are operational, are fit for the purpose for which they are intended or were designed, and are used exclusively in connection with the Plant Business.

8.1.2	Title to the Sale Assets

8.1.2.1

No person has any right (including any option, preferential right or right of first refusal) to acquire or claim delivery, ownership or transfer or the use, occupation, possession or enjoyment of any of the Sale Assets.

8.1.2.2	Maseve is legally and beneficially owns the Sale Assets free from Encumbrances.

8.1.2.3	None of the Sale Properties or the Sale Assets are subject to, nor is there agreement to create, an Encumbrance.

8.1.2.4

Maseve has not disposed of the Sale Assets, nor has it granted to any third party the right to acquire, either by way of option or right of pre-emption, the Sale Assets or any right or interest therein.

8.1.2.5

The Sale Assets are, where capable of possession, in the possession or under the control of Maseve and there are no circumstances which might result in any Governmental Entity expropriating any such assets. Where any Sale Assets are used in the Plant Business but not owned by Maseve, no default event or any other event or circumstance has occurred which may entitle any person to terminate any agreement in respect of such use or provision (or any event or circumstance which with the giving of notice and/or the lapse of time and/or relevant determination would constitute such an event or circumstance).

8.1.3	Sale Properties

8.1.3.1	Maseve is the registered owner of and is entitled to:

8.1.3.1.1	occupy the Sale Properties; and

8.1.3.1.2	sell the Sale Properties to the Purchaser under this Agreement.

8.1.3.2

The Sale Properties are not subject to any servitude, whether personal or praedial, other than the servitudes recorded against the title deeds of the relevant Sale Property, or provided for in any applicable town planning scheme, and no agreement will have been entered into whereby any restrictive condition or servitude is to be attached to the Sale Properties, except for certain servitudes in favour of the Magalies Water Board which are yet to be registered.

8.1.3.3

The use of the Sale Properties is not subject to any restrictions imposed as a result of the presence of a major hazard installation (as defined in the Occupational Health and Safety Act, No. 85 of 1993) on or near the Sale Properties other than in regard to the operations under the Maseve Mining Right and the Plant Business and infrastructure relating thereto.

8.1.3.4

Maseve has made all payments which are due and payable in respect of municipal and/or other assessment rates, taxes and other imposts of whatsoever nature in respect of the Sale Properties, and all charges in respect of water, sewerage, gas and electricity supplied to or consumed on the Sale Properties.

8.1.3.5

Maseve has complied with all Laws in respect of any installations in or on all buildings and all fixed improvements erected on the Sale Properties and has maintained all equipment and service installations provided in or in connection with all buildings and all fixed improvements erected on the Sale Properties.

8.1.3.6	Each of the Sale Properties are zoned for the purpose for which it is used.

8.1.3.7

Save in regard to the Sundown Ranch and certain porta-cabin offices, situated at various locations, including the North Shaft complex, central offices, training centre, welcome centre, and South Shaft complex, the buildings, including outbuildings, and all fixed improvements erected on the Sale Properties are structurally sound and have been erected in terms of:

8.1.3.7.1

plans approved in writing by the relevant local or other competent authority and in accordance with the provisions of the National Building Regulations and Building Standards Act, No. 103 of 1977 or the parameters set down by the South African Bureau of Standards, or as required by the Mine Health and Safety Act, and

8.1.3.7.2

all other applicable Laws, by-laws and applicable regulations, including any applicable town-planning scheme, building line or height restriction, and the conditions of the title deeds of the Sale Properties.

8.1.3.8

Maseve has complied with all its legal obligations in respect of installations in or on the Sale Properties. Maseve has maintained all mechanical equipment and service installations provided in or in connection with buildings erected on the Sale Properties. All electrical installations comply with the safety requirements in accordance with the provisions of the Occupational Health and Safety Act, No. 85 of 1993 and the Mine Health and Safety Act, No. 29 of 1996

8.1.3.9

The Sale Properties and all buildings and erections thereon comply in every respect with all governmental or other authorities' requirements relating thereto. Maseve is not under any obligation to make any alterations, repairs or additions to the Sale Properties or to any buildings or erections thereon.

8.1.3.10

No notice has been received by Maseve or any of its agents of the intention of any authority to expropriate the Sale Properties or any portion/s thereof nor is Maseve aware of any intention to expropriate the Sale Properties or any portions thereof by any such authority.

8.1.3.11

No claims have been made under the Restitution of Land Rights Act, No. 22 of 1944, as amended, against the Sale Properties, nor to the best of the knowledge and belief of PTM (RSA), are any such claims pending or intended.

9.	DUE DILIGENCE INFORMATION

All information provided to the Purchaser and/or RBPlat or their representatives by or on behalf of Maseve for purposes of conducting the Due Diligence Investigation is true, accurate, complete and up to date in all material respects.

10.	CONTRACTS

10.1	The copy of the Contract (including the extension thereof) provided to the Purchase is a true and complete copy thereof.

10.2	The Contract is in full force and effect according to its terms and has been properly authorised.

10.3

The Company is not in breach of any material terms of the Contract and no other party to the Contract is in default in any respect thereunder or entitled to demand premature termination or accelerated performance or an amendment of such Contract, nor, as so far as PTM (RSA) is aware, are there any circumstances that may give rise thereto, it being noted that Solid Base Trading CC, the lessee under the Contract was given a waiver by the Company of the 4% of turn-over payment which it was required to make under the Contract from March 2017 to Feb 2018.]

10.4	The Company has not received any notice of termination or cancellation or intention to terminate the Contract.

10.5	The Contract will not endure for a period of more than 3 (three) months after the Signature Date.

11.	COMPLIANCE WITH LAWS

11.1	There is no order, decree, decision or judgment of, any court, tribunal or arbitrator in which Maseve is defendant and which is outstanding and which will have a Material Adverse Effect.

11.2

Maseve does not know of any non-compliances or contraventions nor has it received written notice from any regulatory authority or Governmental Entity that the premises on and from which Maseve carries on the Plant Business do not comply with all applicable Laws.

11.3

Maseve is and at all times has been in compliance in all material respects with all applicable Laws in respect of the Plant Business. None of Maseve nor to the best of PTM (RSA)'s knowledge, any of its directors, officers, employees or representatives knows of, nor has any of them received any written notice during the past 12 (twelve) months from any court, tribunal, arbitrator, governmental entity or regulatory body with respect to, any violation of and/or failure to comply with any applicable Law or regulation in respect of the Plant Business, or requiring it to take or omit any action which in any case will, or could reasonably, have an effect on the Plant Business.

11.4

In relation to the Plant Business, Maseve and PTM (RSA) and to the best of PTM (RSA)'s knowledge, their current and former directors, officers and employees have complied with all applicable anti- bribery and anti-corruption laws (including any which have extra-territorial effect) applicable to Maseve and the Plant Business, including, without limitation, the Prevention and Combating of Corrupt Activities Act, 2004.

11.5

Maseve has not received any written notice during the past 12 (twelve) months from any court, tribunal, arbitrator, Governmental Entity or regulatory body with respect to, a violation, contravention and/or failure to comply with any applicable Law, or requiring it to take or omit any action which in any case would have a Material Adverse Effect.

11.6

All necessary Governmental Approvals required for (i) the Sale Assets and (ii) carrying on or conduct of the Plant Business in the place and manner in which the Plant Business is carried on (a) have been duly obtained in accordance with all applicable Laws, (b) are valid and subsisting in full force and effect, and (c) are not limited in duration or subject to any materially unusual or onerous conditions. Any terms and/or conditions applicable to any such governmental approvals have been and are complied with by Maseve, its Affiliates and their directors, officers, employees and representatives, and Maseve has no knowledge of any reason, and there is no reason why, any governmental approval should be suspended, cancelled, revoked, varied, limited or subjected to the imposition of conditions or further conditions.

11.7	Maseve is not a party to any agreement, arrangement, understanding or practice, whether or not legally enforceable which infringes, or has infringed, any applicable competition Law.

11.8

Save as contemplated in clause 3 of the Agreement, no consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required by either Party in connection with the execution and delivery of this Agreement or the compliance by any of the Parties with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

12.	ENVIRONMENT AND REGULATORY

12.1

The Company is the holder of the Maseve Mining Right and a valid water use licence in relation to the Business, and has operated at all times in accordance with the terms and conditions thereof, and the Purchaser will be able to operate the Plant Business (and exercise its rights and perform its obligations under the Sub-contractor Agreement) in terms of thereof.

12.2

Maseve is not aware, nor has it received written notice from any Environmental Authority during the 12 (twelve) months prior to the Signature Date, of any material non-compliance with Environmental Law in respect of the Plant Business that is outstanding at the Signature Date.

12.3

Maseve is aware of all Environmental Laws that apply to the Sale Assets and the Plant Business, has identified the actual and potential impacts on the Environment of the Plant Business or arising from land that it owns, controls or have the right to use, and monitor those impacts that may cause significant harm to human health, ecological degradation or pollution of water, soil or air.

12.4	Maseve in conducting the Plant Business is in material compliance with all Environmental Laws and in particular, Maseve:

12.4.1	has taken all reasonable measure to prevent any pollution or degradation of the Environment occurring as a result of the operations or emanating from the Sale Properties;

12.4.2

other than closure rehabilitation obligations, does not have any outstanding obligations under any Environmental Law to remedy any Environmental harm, remediate any land, demolish any buildings or structures or to make any alterations, repairs or additions to any immovable property; and

12.4.3	has reported and dealt with incidents that potentially threatened the Environment or human health or safety, as required by the Environmental Laws.

12.5

All Environmental Approvals required for the carrying on or conduct of the Plant Business (i) have been duly obtained in accordance with all applicable Laws, (ii) are valid and subsisting in full force and effect, and (iii) are not limited in duration or subject to any materially unusual or onerous conditions. Any terms and/or conditions applicable to any such Environmental Approvals have been and are complied with by Maseve and its directors, officers, employees and representatives, and Maseve has no knowledge of any reason, and there is no reason why, any Environmental Approval should be suspended, cancelled, revoked, varied, limited or subjected to the imposition of conditions or further conditions.

13.	INSURANCE

13.1

The insurances under the insurance policies relating to the Plant Business are at the Signature Date, the Closing Date and every day in between, in full force and effect and, are adequate for the risks faced by every member of Maseve, in the ordinary course of business and are not void or voidable.

13.2

All premiums payable to date have been paid and there are no circumstances which are likely to lead to the insurers avoiding any liability under them. There are no claims which have been previously repudiated by any insurer under any of the policies. There are no claims pending or intimated that are likely to be repudiated. Maseve has notified the Purchaser of all material insurance claims which have been made by Maseve and are still outstanding as at the Signature Date, including the claim in respect of two Sandvik single boom drill rigs that sustained water damage, with a total repair cost and concomitant insurance claim (which has been lodged) of approximately ZAR3,300,000.

14.	LITIGATION

14.1	Current Proceedings

14.1.1

Maseve is not a party to any litigation, mediation, expropriation or arbitration proceedings (other than as claimant in the collection of debts arising in the ordinary course of its business) which would be likely to have a Material Adverse Effect.

14.1.2

In relation to the Plant Business, Maseve is not in default under or with respect to any judgement, order or award, interdict, decree or any similar pronouncement of any court or other similar tribunal (including administrative authority or body) having jurisdiction in respect of it.

14.1.3

Maseve has not, in relation to the Plant Business, nor to the best of PTM (RSA)'s knowledge, has Maseve's directors or employees been charged with nor have they committed any crime or are they subject to any criminal investigation.

14.2	Pending or Threatened Proceedings

There is no such litigation, mediation, expropriation or arbitration that would fall within paragraph 14.1 above is pending or threatened in writing by or against the Plant Business.

15.	GENERAL

To the best of PTM (RSA)'s knowledge, all facts and circumstances material to the transaction or which would reasonably likely be material to a purchaser of the Plant Business and the purchase price payable thereof, have been disclosed to the Purchaser by Maseve.

SCHEDULE 5

MASEVE CARE AND MAINTENANCE PLAN